
05007035

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Strategic Technologies, Inc

*CURRENT ADDRESS Bldg A, Unit 102
17802 66th Ave
Surrey, BC Canada V3S 7X1

**FORMER NAME

**NEW ADDRESS


PROCESSED

APR 07 2005
THOMSON
FINANCIAL

FILE NO. 82- 1548 FISCAL YEAR 9/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/5/05

File # 82-1548
Exemption # 12g3-2(b)

AR|S 9-30-03

For the Fiscal Year ending September 30, 2003

- First Quarter Report
- Second Quarter Report
- Third Quarter Report
- 2003 Annual Report
- Annual Information Form
- Notice of Annual General Meeting
- Information Circular
- Proxy
- Return Card

STRATEGIC
Technologies Inc.

First Quarter Report
Ending December 31, 2002




STI

STRATEGIC
Technologies Inc.
www.strategic-tech.com

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously FORM 61)

BRITISH COLUMBIA SECURITIES COMMISISION

ISSUER DETAILS NAME OF ISSUER STRATEGIC TECHNOLOGIES INC.			FOR QUARTER ENDED December 31, 2002		DATE OF REPORT YY/MM/DD 2003 / 02 / 28
ISSUER ADDRESS BLDG. A, UNIT 102, 17802 – 66th AVENUE,					
CITY SURREY	PROVINCE B.C.	POSTAL CODE V3S 7X1	ISSUER FAX NO. (604) 576-0436	ISSUER TELEPHONE NO. (604) 576-8658	
CONTACT NAME Lynn Blakeway			CONTACT POSITION V-P, Service Ops.	CONTACT TELEPHONE NO. (604) 576-8658 Ext. 223	
CONTACT EMAIL ADDRESS lblakeway@strategic-tech.com			WEB SITE ADDRESS www.strategic-tech.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"D.H. Blakeway"	Douglas H. Blakeway	2003 / 02 / 28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"I. Brown"	Ian Brown	2003 / 02 / 28

SCHEDULE A

CONSOLIDATED FINANCIAL STATEMENTS

for the

FIRST QUARTER

ended

DECEMBER 31, 2002

STRATEGIC
Technologies Inc.

Consolidated Balance Sheets (Unaudited)

	DECEMBER 31 2002	SEPTEMBER 30 2002 (Note 2)
ASSETS	$	$
Current		
Cash	1,088,318	1,614,678
Accounts receivable	932,334	576,133
Inventory	970,875	862,737
Prepaids and deposits	61,740	70,046
	3,053,267	3,123,594
Sales agreement receivable	461,904	460,507
Property and equipment	392,377	515,260
Other assets and goodwill	105,404	101,747
	4,012,952	4,201,108
LIABILITIES		
Current		
Accounts payable	583,791	569,103
Customer deposits	58,784	45,505
Convertible notes - debt component	572,781	631,727
Loans payable	108,934	108,934
	1,324,290	1,355,269
Convertible bonds - debt component	342,800	333,500
SHAREHOLDERS EQUITY		
Share capital	11,501,314	11,501,314
Convertible notes - equity component	43,800	43,800
Convertible bonds - equity component	185,000	185,000
Foreign currency translation	19,113	19,807
Deficit	(9,403,365)	(9,237,582)
	2,345,862	2,512,339
	4,012,952	4,201,108

Segment Information

First Quarter Ended December 31	2002	2001
	$	$
Revenues - Electronic Monitoring	431,950	1,534,905
Inter-segment	-	510,290
Net Revenue - Electronic Monitoring	431,950	1,024,615
Revenues - Law Enforcement	828,301	553,417
Net Income (Loss)		
Electronic Monitoring	(177,551)	(164,996)
Law Enforcement	12,897	(108,011)
Capital Expenditures		
Electronic Monitoring	50,195	431,936
Law Enforcement	808	2,880

STRATEGIC Technologies Inc.

Consolidated Statements of Earnings(Unaudited)

FIRST QUARTER ENDED DECEMBER 31	2002	2001
	$	$
Revenues		
Rentals	28,894	900,671
Product sales and other	1,231,357	677,361
	1,260,251	1,578,032
Cost of Sales		
Labour and benefits	203,834	201,536
Material	532,756	277,391
Overheads/remote monitoring	41,307	307,324
Freight, brokerage and duty	13,812	40,459
Depreciation - manufacturing	1,428	1,739
	793,137	828,449
Less: Units capitalized	1,140	184,519
Less: Change in inventory	-	18,850
	791,997	625,080
Gross profit	468,254	952,952
Expenses		
Advertising and promotion	4,950	12,905
Bad debts	10,761	46,192
Equipment maintenance	5,589	12,298
General, transfer & filing fees	8,976	11,167
Insurance	13,613	9,802
Interest and bank charges	22,855	80,606
Management fees	125,834	123,865
Marketing	125,818	302,397
Office supplies	12,419	41,597
Premises costs	31,270	33,109
Professional fees	24,197	32,284
Telephone	10,824	25,403
Travel	22,590	63,719
Vehicle	6,010	7,516
Wages and benefits	62,846	76,885
Research and development	95,184	92,184
Foreign exchange (gain) loss	5,987	34,753
(Gain) loss on equipment disposal	321	(4,282)
	590,044	1,002,400
Income (loss) before following	(121,790)	(49,448)
Depreciation and amortization	42,863	237,644
Net Income (Loss)	(164,653)	(287,092)
Basic net income (loss) per share	($0.02)	($0.04)
Diluted net income (loss) per share	($0.01)	($0.01)
Weighted average number of common shares outstanding	8,688,222	7,299,191

Consolidated Statements of Cash Flows(Unaudited)
FIRST QUARTER ENDED DECEMBER 31

	2002	2001
	$	$
Cash flows, operating activities		
Net income (loss)	**(164,653)**	(287,092)
Adjustments for:		
Depreciation and amortization	**36,619**	239,098
Accretion/amortization of financings	**9,300**	12,980
(Gain) loss on equipment disposal	**-**	(4,282)
Foreign exchange (gain) loss	**(1,382)**	20,818
CSV increase, life insurance	**(3,788)**	(3,614)
	40,749	265,000
Changes in non-cash working capital		
(Increase) in accounts receivable	**(356,201)**	(45,718)
(Increase) decrease in inventories	**28,820**	(190,449)
Decrease in prepaids	**8,306**	9,528
Increase in accounts payable	**14,687**	295,097
Increase (decrease) in deposits	**13,280**	(39,978)
	(291,108)	28,480
Cash flows, operating activities	**(415,012)**	6,388
Cash flows, investing activities		
Increase in agreement receivable	**(1,347)**	-
Equipment acquisitions	**(51,003)**	(591,865)
Cash flows, investing activities	**(52,350)**	(591,865)
Cash flows, financing activities		
Proceeds from bank indebtedness	**-**	17,675
Proceeds from convertible notes	**-**	265,074
Proceeds from loans payable	**11,250**	278,300
Repayment of loans payable	**(70,198)**	(170,859)
Proceeds from share issue	**-**	95,000
Cash flows, financing activities	**(58,948)**	485,190
Net (decrease) in cash resources	**(526,310)**	(100,287)
Cash, beginning of period	**1,614,628**	304,459
Cash, end of period	**1,088,318**	204,172
Supplementary Cash Flow Disclosure		
Interest paid	**1,479**	49,406

Non-cash reclassification
During the first quarter ended Deember 31, 2002, the Company reclassified $136,958 of property and equipment as inventory.

STRATEGIC Technologies Inc.

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsiduaries
Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

STRATEGIC Monitoring Services, Inc. (Inactive)
PO Box 3488
Blaine, WA 98231-3488

Legal Counsel & Records Office
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

Registrar and Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

CORPORATE AUDITORS
Deloitte & Touche LLP
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay

BANKERS
The Toronto Dominion Bank
10435 King George VI Highway
Surrey, British Columbia V3T 4X1

STOCK EXCHANGE LISTING
Canadian Venture Exchange
Symbol - STI In the USA, Sec. 12g exemption file #82-1548

Share Capital at December 31, 2002
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 9,066,717 NPV shares.

Notes to the Consolidated Financial Statements (Unaudited)
December 31, 2002 and 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2002 except for the change described in Note 2.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2002 as set out in the Company's Annual Report.

2. INVESTMENT IN STRATEGIC MONITORING SERVICES, INC.

Effective October 1, 2002, the Company wrote off its investment in Strategic Monitoring Services, Inc. as the subsidiary company had no activites or operations subsequent to the sale of its assets in August, 2002. The write off resulted in the Company booking a credit to deficit of $100,355 being the difference between the subsidiary's realizable assets and its liabilities. Subsequent earnings or losses will be recognized by the Company on an equity basis as they occur.

The balance sheet of the unconsolidated subsidiary was as follows:

in US dollars	**DECEMBER 31 2002**	SEPTEMBER 30 2002
	$	$
Assets		
Current assets	**-**	17,293
Goodwill	**39,309**	39,309
	39,309	56,602
Liabilities		
Current liabilities	**32,788**	80,532
Advances from parent	**2,770,034**	2,745,688
Share capital	**1**	1
Deficit	**(2,763,514)**	(2,769,619)
	39,309	56,602

The audited balance sheet at September 30, 2002 has been adjusted to remove the assets and liabilities of Strategic Monitoring Services, Inc. (SMS). The changes are as follows:

in Canadian dollars	Consolidated Balance Sheet September 30 2002 (audited)	Elimination of SMS balances September 30 2,002	**Consolidated Balance Sheet September 30 2002 (adjusted)**
ASSETS	$	$	**$**
Current			
Cash	1,618,014	3,336	**1,614,678**
Accounts receivable	600,239	24,106	**576,133**
Inventory	862,737	-	**862,737**
Prepaids and deposits	70,046	-	**70,046**
	3,151,036	27,442	**3,123,594**
Agreement receivable	460,507	-	**460,507**
Property and equipment	515,260	-	**515,260**
Other assets and goodwill	101,747	-	**101,747**
	4,228,550	27,442	**4,201,108**
LIABILITIES			
Current			
Accounts payable	693,806	124,703	**569,103**
Customer deposits	48,599	3,094	**45,505**
Convertible notes-debt component	631,727	-	**631,727**
Loans payable	108,934	-	**108,934**
	1,483,066	127,797	**1,355,269**
Convertible bonds-debt component	333,500	-	**333,500**
SHAREHOLDERS EQUITY			
Share capital	11,501,314	-	**11,501,314**
Convertible notes-equity component	43,800	-	**43,800**
Convertible bonds-equity component	185,000	-	**185,000**
Foreign currency translation	19,807	-	**19,807**
Deficit	(9,337,937)	100,355	**(9,237,582)**
	2,411,984	100,355	**2,512,339**
	4,228,550	27,442	**4,201,108**

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS*
   Please refer to financial statements provided at Schedule A.

2. *RELATED PARTY TRANSACTIONS*
   All related party transactions were in the normal course of business as set out in Note 11 of the Annual Financial statements.

3. *SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD*

   a) Summary of securities issued during the period:
      There were no securities issued during the period.

   b) Summary of options granted during the period:
      There were no options granted during the period.

4. *SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD*

   a) Description of authorized share capital
      25,000,000 common shares without par value

   b) Number and recorded value for shares issued and outstanding
      There are 9,066,217 shares value issued and outstanding at a recorded value of $11,501,314.

   c) Description of options, warrants and convertible securities outstanding
      Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 1,411,276 common shares at $0.26 for proceeds of $366,932.
      Convertible debt obligations and exercise of warrants would result in the issuance of 8,705,600 common shares for additional proceeds of $1,131,728.

   d) Number of shares in each class of shares subject to escrow or pooling agreements.
      53,571 escrow shares

5. *LIST THE NAMES OF THE DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED.*

Douglas H. Blakeway,	President, Chief Executive Officer and Director
Ian M. Brown,	Vice-President, Finance, Chief Financial Officer, Secretary and Director
Kenneth R. Tolmie,	Director
Bernhard J. Zinkhofer,	Director
Lynn Blakeway,	Vice-President, Service Operations
Steve Rosset,	Vice-President, Technical Operations

SCHEDULE C
MANAGEMENT DISCUSSION

Report to our Shareholders

General Overview

Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 square foot corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials.

RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed worldwide.

In August, 2002, the Company sold its electronic curfew monitoring assets and certain liabilities located in the United States to Sentinel Offender Services, LLC. Sentinel entered into an exclusive Purchase Agreement for electronic curfew monitoring equipment with the Company for an initial four year term.

Results of Operations

The consolidated financial statements for the three months ended December 31, 2002 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiary, Tactical technologies Inc. The comparative figures at September 30, 2002 and December 31, 2001 also include its wholly owned subsidiary, Strategic Monitoring Services, Inc. (Note 2).

Total consolidated revenues for the first quarter ended December 31,2002 were $1,260,251 compared to $1,578,032 for the same period last year. With the sale of the United States operation, rentals decreased to $28,894 while product sales increased to $1,231,357.

Total gross profit for the first quarter was 37% of revenues and $468,254 compared to 60% and $952,952 in the prior year. The decrease in gross profit is largely attributable to the conversion to an equipment manufacturer with minimal rental revenues during the first quarter. The Company is reviewing its production operations to identify cost reductions that are available to improve margins on products produced.

Expenses, excluding depreciation, decreased 41 % to $590,044 from $1,002,400 in 2001. The decrease is the result of the elimination of marketing and other costs of approximately $300,000 associated with the business sold. In addition, interest and bank charges decreased $57,751 to $22,855. Of this amount, $9,300 relates to the accretion of the equity portion of convertible bonds. The Company also experienced a reduction in foreign exchange loss of $28,766 during the quarter from the comparable period in 2001. The Company continues to monitor its expenses closely and looks for further efficiencies that may be implemented to control or reduce expenses.

The loss before depreciation and amortization was $121,790, an increase of $72,342 from the loss of $49,448 for the comparative period. Net loss for the first quarter was $164,653 or $0.02 per share compared with a net loss of $287,092 and $0.04 per share in the prior year's first quarter. Earnings per share have been calculated on the basis of 8,688,222 shares in 2002 and 7,299,191 in 2001. On a fully diluted basis, the loss per share was $0.01 in both years.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $828,301 an increase of 50% from $553,417 producing net income of $12,897 compared to a net loss of $108,011 in the 2001 first quarter. Tactical ended the first quarter with an order backlog for equipment of approximately $4,630,000.

Financial Position

Working capital at December 31, 2002 was $1,728,977, an increase of $61,007 from September 30, 2002. The working capital of Strategic Monitoring Services, Inc. included in the September 30, 2002 comparative figures was a deficiency of $100,355 which if included in December 31, 2002 would produce a decrease of $39,347 in working capital.

Operating activities used cash of $415,012 compared to generating cash of $6,388 in 2001. The increase in accounts receivable of $356,201 accounted for the majority of the cash used in operating activities. Investments in new equipment used cash of $51,003 compared to $591,865 in 2001. Financing activities used cash of $58,948 compared to generating cash of $485,190 in the comparable period in the prior year.

Looking forward

Entering the second quarter of fiscal 2003, Strategic continues to commercialize RFID products and software; incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. Strategic expects the transition from a sales and monitoring company to a development and manufacturing company to be completed by the end of its third quarter. Strategic launched its new Web-site in the second quarter of fiscal 2003 and expects to release two new personal identification technologies for the electronic curfew monitoring market in the second quarter. These two personal identification technologies are designed to replace the Platinum and Platinum Plus transmitters presently used and with the improved ease of use are expected to generate increased sales going forward. Demand for covert tracking, electronic surveillance and intelligence gathering equipment for law enforcement agencies is also accelerating. Tactical will start delivering the first portion of its $4.5 million US governmental agency contract for its intelligence gathering products. With our focus on core strengths and our alliance with Sentinel in the United States, the Company should achieve positive results by its fourth quarter of fiscal 2003.

The Company has announced a private placement of $500,000 for 2,500,000 units comprised of one common share at $0.20 each and one warrant to purchase one additional share at $0.22 each subject to approval of the TSX Venture Exchange. It is intended that the proceeds of the private placement and current funds available will be used to repay the convertible notes and bonds outstanding.

Doug H. Blakeway
President & CEO

Ian M. Brown
Vice President & CFO

STRATEGIC Technologies Inc.

IMPORTANT INFORMATION

Please help us update our supplemental shareholders list. Do you wish to continue to receive our mailings? Please let us know.

Please phone: 604-576-8658, Ext. 222
or e-mail: exec@strategic-tech.com
or mail: this page to Strategic Technologies Inc.
Bldg A, Unit 102, 17802 – 66th Ave.
Surrey, BC V3X 7X1

PLEASE NOTE: Your name will be removed from our list, if we do not hear from you.

YES, I wish my name to be placed on the Company's Supplemental Mailing List in order to receive the Company's financial statements. The undersigned certifies that he/she is the owner of securities of Strategic Technologies Inc. (the 'Company').

____
Name (please print)

____
Street Address

____
City, Postal code

Please e-mail the financial statements to me: ______________________________
(indicate your e-mail address)



Second Quarter Report

Ending March 31, 2003

STRATEGIC
Technologies Inc.

www.strategic-tech.com

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously FORM 61)

BRITISH COLUMBIA SECURITIES COMMISISION

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
STRATEGIC TECHNOLOGIES INC.	March 31, 2003	2003 / 05/ 23
ISSUER ADDRESS		
BLDG. A, UNIT 102, 17802 – 66th AVENUE,		
CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SURREY / B.C. / V3S 7X1	(604) 576-0436	(604) 576-8658
CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Lynn Blakeway	V-P, Service Ops.	(604) 576-8658 Ext. 223
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS	
lblakeway@strategic-tech.com	www.strategic-tech.com	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"D.H. Blakeway"	Douglas H. Blakeway	2003 / 05 / 23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"I. Brown"	Ian Brown	2003 / 05 / 23

SCHEDULE A

CONSOLIDATED FINANCIAL STATEMENTS

for the

SECOND QUARTER

ended

MARCH 31, 2003

STRATEGIC Technologies Inc.

Consolidated Balance Sheets(Unaudited)

	March 31 2003	September 30 2002 (Note 2)
	$	$
ASSETS		
Current		
Cash	**1,277,901**	1,614,678
Accounts receivable	**627,454**	576,133
Inventory	**1,004,135**	862,737
Prepaids and deposits	**39,569**	70,046
	2,949,059	3,123,594
Sales agreement receivable	**153,955**	460,507
Property & equipment	**409,279**	515,260
Other assets	**105,482**	101,747
	3,617,775	4,201,108
LIABILITIES		
Current		
Accounts payable	**862,898**	569,103
Customer deposits	**39,565**	45,505
Convertible notes- debt componen	**-**	631,727
Loans payable	**108,935**	108,934
	1,011,398	1,355,269
Convertible bonds- debt component	-	333,500
SHAREHOLDERS EQUITY		
Share capital	**12,155,314**	11,501,314
Convertible notes- equity component	**-**	43,800
Convertible bonds- equity component	**-**	185,000
Currency translation	**19,504**	19,807
Deficit	**(9,568,441)**	(9,237,582)
	2,606,377	2,512,339
	3,617,775	4,201,108
Segment Information (Six Months)		
Revenues - Electronic Monitoring	**521,719**	2,285,372
Inter-segment	**-**	699,473
Net Revenue - Electronic Monitoring	**521,719**	1,585,899
Revenues - Law Enforcement	**2,266,789**	1,074,269
Net Income (Loss)		
Electronic Monitoring	**(687,024)**	(238,013)
Law Enforcement	**279,495**	(189,850)
Capital Expenditures		
Electronic Monitoring	**100,063**	89,242
Law Enforcement	**808**	-

STRATEGIC Technologies Inc.

Consolidated Statements of Cash Flows(Unaudited)

SECOND QUARTER ENDED MARCH 31

	2003	2002
	$	$
Cash flows, operating activities		
Net income (loss)	**(242,876)**	(127,326)
Adjustments for:		
Depreciation and amortization	**32,736**	244,223
Accretion/amortization of financings	**6,200**	13,004
Loss on equipment disposal	**-**	7,169
Foreign exchange adjustment	**1,687**	716
CSV increase, life insurance	**(1,451)**	(1,287)
	39,172	263,825
Changes in non-cash working capital		
Decrease in accounts receivable	**304,880**	(144,029)
(Increase) in inventories	**(33,261)**	144,242
Decrease in prepaids	**22,171**	(30,247)
Increase in accounts payable	**279,107**	(97,241)
(Decrease) in customer deposits	**(19,215)**	10,873
	553,682	(116,402)
Cash flows, operating activities	**349,978**	20,097
Cash flows, investing activities		
Equipment acquisitions	**(49,868)**	(299,645)
Cash flows, investing activities	**(49,868)**	(299,645)
Cash flows, financing activities		
Decrease in agreement receivable	**308,253**	-
Proceeds from bank indebtedness	**-**	(346,254)
Proceeds from loans payable	**7,500**	526,451
Repayment of loans payable	**(1,080,280)**	(352,237)
Proceeds from shares issued	**654,000**	350,910
Cash flows, financing activities	**(110,527)**	487,123
Net increase in cash resources	**189,583**	207,575
Cash, beginning of period	**1,088,318**	204,172
Cash, end of period	**1,277,901**	411,747
Supplementary Cash Flow Disclosure		
Interest paid	**44,065**	32,319
Income taxes paid	**-**	175

See Accompanying Notes

Consolidated Statements of Earnings(Unaudited)
SECOND QUARTER ENDED MARCH 31

	2003	2002
	$	$
Revenues		
Rental	**18,571**	851,380
Product sales and other	**1,509,686**	850,046
	1,528,257	1,701,426
Cost of Sales		
Labour and benefits	**194,873**	208,815
Material	**682,357**	273,893
Overheads/remote monitoring	**40,198**	331,593
Freight, brokerage and duty	**8,663**	42,296
Depreciation - manufacturing	**1,412**	1,745
	927,503	858,342
Less: Units capitalized	**-**	236,144
Less: Change in inventory	**-**	(17,203)
	927,503	639,401
Gross profit	**600,754**	1,062,025
Expenses		
Advertising	**5,018**	9,642
Bad debts	**10,761**	18,448
Equipment maintenance	**6,220**	12,436
General	**14,633**	19,722
Insurance	**15,810**	9,570
Interest & Bank charges	**50,265**	78,285
Management fees	**93,865**	94,357
Marketing	**168,465**	326,182
Office supplies	**12,935**	12,716
Premises costs	**30,052**	36,672
Professional fees	**37,445**	41,199
Telephone	**9,680**	22,728
Travel	**28,735**	57,375
Vehicle	**5,595**	6,262
Wages and benefits	**73,197**	99,728
Research & development	**120,772**	101,379
Exchange (gain) loss	**69,037**	(35,520)
Equipment disposal loss	**50,826**	34,662
	803,311	945,843
Income (Loss) before following	**(202,557)**	116,182
Depreciation & amortization	**40,319**	243,333
Income taxes	**-**	175
Net Income (Loss)	**(242,876)**	(127,326)
Basic net income (loss) per share	**($0.03)**	($0.02)
Diluted net income (loss) per share	**($0.02)**	($0.01)
Weighted average number of common shares outstanding	**9,041,140**	7,429,034

STRATEGIC Technologies Inc.

Consolidated Statements of Earnings(Unaudited)
SIX MONTHS ENDED MARCH 31

	2003	2002
	$	$
Revenues		
Rental	**47,464**	1,752,052
Product sales and other	**2,741,043**	1,550,661
	2,788,507	3,302,713
Cost of Sales		
Labour and benefits	**398,707**	410,351
Material	**1,215,114**	551,284
Overheads/remote monitoring	**81,504**	638,917
Freight, brokerage and duty	**22,475**	82,755
Depreciation - manufacturing	**2,840**	3,484
	1,720,640	1,686,791
Less: Units capitalized	**1,140**	420,663
Less: Change in inventory	**-**	1,648
	1,719,500	1,264,480
Gross profit	**1,069,007**	2,038,233
Expenses		
Advertising	**9,968**	22,547
Bad debts	**21,521**	64,640
Equipment maintenance	**11,809**	24,734
General	**23,608**	30,888
Insurance	**29,423**	19,371
Interest & bank charges	**73,121**	158,892
Management fees	**188,722**	186,924
Marketing	**310,261**	644,877
Office supplies	**25,354**	54,313
Premises costs	**61,322**	69,781
Professional fees	**61,641**	73,484
Telephone	**20,505**	48,131
Travel	**51,325**	121,095
Vehicle	**11,604**	13,778
Wages and benefits	**151,043**	191,613
Research & development	**215,956**	193,563
Exchange (gain) loss	**75,024**	(766)
Equipment disposal loss	**51,147**	30,379
	1,393,354	1,948,244
Income (Loss) before following	**(324,347)**	89,989
Depreciation & amortization	**83,182**	480,978
Income taxes	**-**	175
Net Income (Loss)	**(407,529)**	(391,164)
Basic net income (loss) per share	**($0.05)**	($0.05)
Diluted net income (loss) per share	**($0.03)**	($0.02)
Weighted average number of common shares outstanding	**8,864,681**	7,364,113

See Accompanying Notes

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsidiaries
Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

STRATEGIC Monitoring Services, Inc. (inactive)
PO Box 3488
Blaine, WA 98231-3488

Capstone Technologies Inc. (Inactive)
PO Box 3488
Blaine, WA 98231-3488

Legal Counsel & Records Office
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

Registrar and Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

CORPORATE AUDITORS
Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay

BANKERS
TD Bank Financial Group
10435 King George VI Highway
Surrey, British Columbia V3T 4X1

STOCK EXCHANGE LISTING
TSX Venture Exchange
Symbol - STI
In the USA, Sec. 12g - exemption file #82-1548

STRATEGIC Technologies Inc.

Consolidated Statements of Cash Flows(Unaudited)
SIX MONTHS ENDED MARCH 31

	2003 $	2002 $
Cash flows, operating activities		
Net income (loss)	**(407,529)**	(391,164)
Adjustments for:		
Depreciation and amortization	**69,355**	482,774
Accretion/amortization of financings	**15,500**	25,985
Loss on equipment disposal	**-**	2,886
Foreign exchange gain	**612**	(1,172)
CSV increase, life insurance	**(5,239)**	(4,901)
	80,228	505,572
Changes in non-cash working capital		
(Increase) in accounts receivable	**(51,321)**	(189,747)
(Increase) in inventories	**(4,441)**	(46,207)
Decrease in prepaids	**30,477**	(20,719)
Increase in accounts payable	**293,796**	197,856
(Decrease) in customer deposits	**(5,940)**	(29,105)
	262,571	(87,922)
Cash flows, operating activities	**(64,730)**	26,486
Cash flows, investing activities		
Equipment acquisitions	**(100,871)**	(560,826)
Equipment acquisitions - Capstone	**-**	(173,635)
Goodwill acquisition - Capstone	**-**	(157,049)
Cash flows, investing activities	**(100,871)**	(891,510)
Cash flows, financing activities		
Decrease in agreement receivable	**306,602**	-
Proceeds from bank indebtedness	**-**	(328,579)
Proceeds from loans payable	**18,750**	1,081,440
Repayment of loans payable	**(1,150,478)**	(534,712)
Proceeds from share issue	**654,000**	445,910
Cash flows, financing activities	**(171,126)**	664,059
Net decrease in cash resources	**(336,727)**	(200,965)
Cash, beginning of period	**1,614,628**	304,459
Cash, end of period	**1,277,901**	103,494
Supplementary Cash Flow Disclosure		
Interest paid	**57,621**	81,725
Income taxes paid	**-**	175

Share Capital at March 31, 2003
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 12,266,717 NPV shares (fully diluted 14,471,454 - Note 3)

See Accompanying Notes

Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2003 and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2002, except for the change described in Note 2.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2002 as set out in the Company's Annual Report.

2. INVESTMENT IN STRATEGIC MONITORING SERVICES, INC.

Effective October 1, 2002, the Company wrote off its investment in Strategic Monitoring Services, Inc. as the subsidiary company had no activites or operations subsequent to the sale of its assets in August, 2002. The write off resulted in the Company booking a credit to deficit of $100,355 being the difference between the subsidiary's realizable assets and its liabilities. Subsequent earnings or losses will be recognized by the Company on an equity basis as they occur.

The balance sheet of the unconsolidated subsidiary was as follows:

in US dollars	**March 31 2003**	SEPTEMBER 30 2002
	$	$
Assets		
Current assets	**148**	17,293
Goodwill	**-**	39,309
	148	56,602
Liabilities		
Current liabilities	**400**	80,532
Advances from parent	**2,740,079**	2,745,688
Share capital	**1**	1
Deficit	**(2,740,332)**	(2,769,619)
	148	56,602

The audited balance sheet at September 30, 2002 has been adjusted to remove the assets and liabilities of Strategic Monitoring Services, Inc. (SMS). The changes are as follows:

in Canadian dollars	Consolidated Balance Sheet September 30 2002 (audited)	Elimination of SMS balances September 30 2,002	**Consolidated Balance Sheet September 30 2002 (adjusted)**
ASSETS	$	$	**$**
Cash	1,618,014	3,336	**1,614,678**
Accounts receivable	600,239	24,106	**576,133**
Inventory	862,737	-	**862,737**
Prepaids and deposits	70,046	-	**70,046**
	3,151,036	27,442	**3,123,594**
Agreement receivable	460,507	-	**460,507**
Property and equipment	515,260	-	**515,260**
Other assets and goodwill	101,747	-	**101,747**
	4,228,550	27,442	**4,201,108**
LIABILITIES			
Accounts payable	693,806	124,703	**569,103**
Customer deposits	48,599	3,094	**45,505**
Convertible notes-debt component	631,727	-	**631,727**
Loans payable	108,934	-	**108,934**
	1,483,066	127,797	**1,355,269**
Convertible bonds-debt component	333,500	-	**333,500**
SHAREHOLDERS EQUITY			
Share capital	11,501,314	-	**11,501,314**
Convertible notes-equity component	43,800	-	**43,800**
Convertible bonds-equity component	185,000	-	**185,000**
Foreign currency translation	19,807	-	**19,807**
Deficit	(9,337,937)	100,355	**(9,237,582)**
	2,411,984	100,355	**2,512,339**
	4,228,550	27,442	**4,201,108**

Notes to the Consolidated Financial Statements (Unaudited) (continued)
March 31, 2003 and 2002

3. CAPITAL STOCK

Authorized: 25,000,000 common shares without par value.

Issued common shares are as follows:

	2003 Number of shares	2003 $ Amount	2002 Number of shares	2002 $ Amount
Balance, beginning of period	**9,066,717**	**11,531,757**	7,180,441	11,069,991
Issued for Capstone acquisition	**-**	**-**	475,000	95,000
Issued for Private Placements	**3,200,000**	**654,000**	1,349,654	350,910
	12,266,717	**12,185,757**	9,005,095	11,515,901
Less: Treasury stock	**(11,070)**	**(30,443)**	(11,070)	(30,443)
Balance, end of period	**12,255,647**	**12,155,314**	8,994,025	11,485,458

Warrants: Issued

	2003 Number of warrants	2002 Number of warrants	Expiry	Additional cash if exercised
Balance, beginning of period	**1,411,276**	-		
Isued for private placement	**-**	1,349,654	May 29,2003	$ 350,910
Issued on conversion of Notes		61,622	Sep 3, 2004	$ 16,022
Issued for private placement	**700,000**	-	April 3,2005	$ 182,000
Balance, end of period	**2,111,276**	1,411,276		$ 548,932

Each warrant issued entitles the holder to purchase one common share of the Company for $0.26 each.

Units Issued:

	2003 Number of units	2002 Number of units	Expiry
Balance, beginning of year	**8,799,061**	93,461	
Convertible notes and interest	**(4,859,446)**	4,859,446	October 21,2003
Convertible bonds	**(3,846,154)**	3,846,154	January 8, 2007
	93,461	8,799,061	

During the Second Quarter, all convertible debt obligations were repaid and there are currently no convertible debt obligations outstanding. As a result of the repayment of convertible debt, the Company transferred $77,800 of the equity component of convertible debt to reduce deficit.

STRATEGIC Technologies Inc.

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS*
   Please refer to financial statements provided at Schedule A.

2. *RELATED PARTY TRANSACTIONS*
   All related party transactions were in the normal course of business as set out in Note 11 of the Annual Financial statements.

3. *SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD*

   a) Summary of securities issued during the period:
   The Company completed a private placement of $654,000 comprised of 2,500,000 common Shares at $0.20 each and 700,000 Units (consisting of a share and share purchase warrant) at $0.22 per share. The 700,000 warrants are exercisable at $0.26 per common share for two years.

   b) Summary of options granted during the period:
   There were no options granted during the period.

4. *SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD*

   a) Description of authorized share capital
   25,000,000 common shares without par value

   b) Number and recorded value for shares issued and outstanding
   There are 12,266,717 shares value issued and outstanding at a recorded value of $12,155,314.

   c) Description of options, warrants and convertible securities outstanding
   Shares issued in a private placement and on the exercise of convertible notes have warrants attached which, if exercised would result in the issuance of 1,411,276 common shares at $0.26 for proceeds of $366,932.
   Exercise of units would result in the issuance of 93,461 common shares for additional proceeds of $48,600.

   d) Number of shares in each class of shares subject to escrow or pooling agreements.
   53,571 escrow shares

5. *LIST THE NAMES OF THE DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED.*

Douglas H. Blakeway,	President, Chief Executive Officer and Director
Ian M. Brown,	Vice-President, Finance, Chief Financial Officer, Secretary and Director
Kenneth R. Tolmie,	Director
Bernhard J. Zinkhofer,	Director
Lynn Blakeway,	Vice-President, Service Operations
Steve Rosset,	Vice-President, Technical Operations

SCHEDULE C
MANAGEMENT DISCUSSION

Report to our Shareholders

General Overview
Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 square foot corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials.

RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed worldwide.

In August, 2002, the Company sold its electronic curfew monitoring assets and certain liabilities located in the United States to Sentinel Offender Services, LLC. Sentinel entered into an exclusive Purchase Agreement for electronic curfew monitoring equipment with the Company for an initial four year term.

Results of Operations
The consolidated financial statements for the six months ended March 31, 2003 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The comparative figures at September 30, 2002 and March 31, 2002 also include its wholly owned subsidiary, Strategic Monitoring Services, Inc. (Note 2).

Total consolidated revenues for the second quarter ended March 31,2003 were $1,528,257($2,788,507 for the six months) compared to $1,701,426 (and $3,302,713) for the same periods last year. With the sale of the United States operation, rentals decreased to $18,571 ($47,464 for the six months) while product sales increased to $1,509,686 ($2,741,043 for the six months) Product sales were also increased because Tactical experienced increased product sales in the second quarter as it completed its first shipment under the US government purchase order received in October, 2002.

Gross profit for the second quarter was 39% of revenues and $600,754 (38% and $1,069,007 for the six months) compared to 62% and $1,062,025 (62% and $2,038,233 for the six months) in the prior year. The decrease in gross profit is attributable to the conversion to an equipment manufacturer with minimal rental revenues during the second quarter. The Company is reviewing its production operations to identify cost reductions that are available to improve margins on products produced.

Expenses, excluding depreciation, decreased 18 % to $803,311 (decreased 40% to $1,393,354 for the six months) from $945,843 ($1,948,244 for the six months) in 2002. The decrease is the result of the elimination of marketing and other costs of approximately $300,000 associated with the business sold. In addition, interest and bank charges decreased $28,280 ($85,771 for the six months) to $50,265 ($73,121 for the six months). Of this amount, $6,200 ($15,500 for the six months) relates to the accretion of the equity portion of convertible bonds. The Company experienced an increase in foreign exchange loss of $104,557 during the quarter ($75,790 for the six months) from the comparable period in 2002. The Company continues to monitor its expenses closely and looks for further efficiencies that may be implemented to control or reduce expenses.

The loss before depreciation and amortization for the second quarter was $202,557 ($324,347 for the six months), an increase of $318,739 ($414,336 for the six months) from the income of $116,182 ($89,989 for the six months) for the comparative period. Net loss for the second quarter was $242,876 or $0.03 per share ($407,529 or $0.05 per share for the six months) compared with a net loss of $127,326 and $0.02 per share ($391,164 and $0.05 per share for the six months) in the prior year's second quarter. Earnings per share have been calculated on the basis of 9,041,140 shares in 2003 and 7,429,034 in 2002. On a fully diluted basis, the loss per share was $0.02 ($0.03 for the six months) in 2003 and $0.01($0.02 for the six months) in 2002.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $1,424,918 an increase of 101% from $708,439 producing net income of $266,598 compared to net income of $44,214 in the 2002 second quarter. For the six months Tactical had sales of $2,266,789 an increase of 76% from $1,285,111 producing net income of $279,495 compared to $7,907 for the six months in 2002. Tactical ended the second quarter with an order backlog for equipment of approximately $3,440,000.

Financial Position

Working capital at March 31, 2003 was $1,937,661, an increase of $169,336 from September 30, 2002. The working capital of Strategic Monitoring Services, Inc. included in the September 30, 2002 comparative figures was a deficiency of $100,355 which if included in March 31, 2002 would produce a decrease of $34,829 in working capital.

Operating activities generated cash of $349,978 (used cash of $64,730 for the six months) compared to generating cash of $20,097 ($26,486 for the six months) in 2002. Investments in new equipment used cash of $49,868 ($100,871 for the six months) compared to $299,645 ($891,510 for the six months) in 2002. Financing activities used cash of $110,527 ($171,126 for the six months) compared to generating cash of $178,780 ($664,059 for the six months) in the comparable period in the prior year.

Looking forward

Entering the third quarter of fiscal 2003, Strategic continues to commercialize RFID products and software; incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. Strategic expects the transition from a sales and monitoring company to a development and manufacturing company to be completed by the end of its third quarter. Strategic launched its new Web-site in the second quarter of fiscal 2003 and released its new personal identification "snap-on" transmitter for the electronic curfew monitoring market. This TX3 Snap-on transmitter is extremely user friendly and there has been enthusiastic feedback from the field officers being ecstatic with the ease of installation and the "snap" indicating that the transmitter is locked securely in place. The second new technology originally planned for release in the second quarter is now expected to be released early in the fourth quarter. These two personal identification technologies are designed to replace the Platinum and Platinum Plus electronic curfew monitoring devices presently used and, with the improved ease of use and reliable secure locking, are expected to generate increased sales going forward. Demand for covert tracking, electronic surveillance and intelligence gathering equipment for law enforcement agencies is also accelerating. Tactical delivered the first portion of its $4.5 million US governmental agency contract for its intelligence gathering products during the second quarter. The second delivery under the contract is expected to be shipped in the fourth quarter. With our focus on core strengths and our alliance with Sentinel in the United States, the Company expects to achieve positive results commencing in the first quarter of fiscal 2004.

In December, 2002, the Company commenced an action against an engineering company to recover unspecified costs and damages relating to technology developed for Strategic which failed to meet performance criteria. Strategic is not a party to any other legal proceedings nor are any contemplated at this time.

The Company completed a private placement of $654,000 comprised of 2,500,000 common shares at $0.20 each and 700,000 Units (each a share and a share purchase warrant) at a price of $0.22 per share. The 700,000 warrants will be exercisable at $0.26 per common share for two years. Members of management participated in the issue of Units and approval of the TSX Venture Exchange has been received. The proceeds of the private placement and current funds available were used to repay the convertible notes and bonds outstanding.

Doug H. Blakeway
President & Chief Executive Officer

Ian M. Brown
Vice President & Chief Financial Officer

May 6, 2003

STRATEGIC Technologies Inc.


Third Quarter Report
Ending June 30, 2003

STRATEGIC
Technologies Inc.

www.strategic-tech.com

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously FORM 61)

BRITISH COLUMBIA SECURITIES COMMISISION

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
STRATEGIC TECHNOLOGIES INC.	June 30, 2003	2003 / 08 / 20
ISSUER ADDRESS		
BLDG. A, UNIT 102, 17802 – 66th AVENUE,		

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SURREY	B.C.	V3S 7X1	(604) 576-0436	(604) 576-8658

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Lynn Blakeway	V-P, Service Ops.	(604) 576-8658 Ext. 223

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lblakeway@strategic-tech.com	www.strategic-tech.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"D.H. Blakeway"	Douglas H. Blakeway	2003 / 08 / 20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"I. Brown"	Ian Brown	2003 / 08 / 20

SCHEDULE A

CONSOLIDATED FINANCIAL STATEMENTS

for the

THIRD QUARTER

ended

JUNE 30, 2003

STRATEGIC
Technologies Inc.

Consolidated Balance Sheets (Unaudited)

	June 30 2003 $	September 30 2002 (Note 2) $
ASSETS		
Current		
Cash	**1,059,555**	1,614,678
Accounts receivable	**514,395**	576,133
Inventory	**1,015,591**	862,737
Prepaids and deposits	**70,300**	70,046
	2,659,841	3,123,594
Sales agreement receivable	**154,167**	460,507
Property & equipment	**389,582**	515,260
Other assets	**106,291**	101,747
	3,309,881	4,201,108
LIABILITIES		
Current		
Accounts payable	**703,335**	570,233
Customer deposits	**56,050**	45,505
Convertible notes- debt component	**-**	631,727
Loans payable	**108,934**	108,934
	868,319	1,356,399
Convertible bonds- debt component	**-**	333,500
SHAREHOLDERS EQUITY		
Share capital	**12,155,314**	11,501,314
Convertible notes- equity component	**-**	43,800
Convertible bonds- equity component	-	185,000
Currency translation	**(11,990)**	19,807
Deficit (Notes 2 & 3)	**(9,701,762)**	(9,238,712)
	2,441,562	2,511,209
	3,309,881	4,201,108

Segment Information (Nine Months)

Revenues - Electronic Monitoring	**736,980**	4,289,450
Inter-segment	**-**	1,205,742
Net Revenue - Electronic Monitoring	**736,980**	3,083,708
Revenues - Law Enforcement	**3,570,748**	2,132,382
Net Income (Loss)		
Electronic Monitoring	**(844,182)**	(589,589)
Law Enforcement	**303,332**	103,033
Capital Expenditures		
Electronic Monitoring	**107,542**	851,141
Law Enforcement	**4,078**	8,911

CORPORATE OFFICE

STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsidiaries
Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

STRATEGIC Monitoring Services, Inc. (Inactive)
Capstone Technologies Inc. (Inactive)
PO Box 3488
Blaine, WA 98231-3488

Legal Counsel & Records Office
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

Registrar and Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

CORPORATE AUDITORS
Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay

BANKERS
TD Bank Financial Group
10435 King George VI Highway
Surrey, British Columbia V3T 4X1

STOCK EXCHANGE LISTING
TSX Venture Exchange
Symbol - STI
In the USA, Sec. 12g - exemption file #82-1548

Share Capital at June 30, 2003
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 12,266,717 NPV shares (fully diluted 13,215,261 NPV shares - Note 3)

Consolidated Statements of Earnings (Unaudited)
THIRD QUARTER ENDED JUNE 30

	2003	2002
	$	$
Revenues		
Rental	**17,412**	916,308
Product sales and other	**1,501,845**	997,069
	1,519,257	1,913,377
Cost of Sales		
Labour and benefits	**158,514**	207,399
Material	**679,889**	427,354
Overheads/remote monitoring	**37,284**	299,966
Freight, brokerage and duty	**25,478**	44,218
Depreciation - manufacturing	**1,557**	1,729
	902,722	980,666
Less: Units capitalized	-	183,551
Less: Change in inventory	-	32,500
	902,722	764,615
Gross profit	**616,535**	1,148,762
Expenses		
Advertising	**4,088**	8,363
Bad debts	**(40,832)**	420
Equipment maintenance	**7,717**	16,706
General	**12,436**	17,456
Insurance	**6,581**	14,689
Interest, bank & Visa charges	**19,258**	74,715
Management fees	**92,516**	92,784
Marketing	**160,618**	315,954
Office supplies	**10,108**	27,409
Premises costs	**28,430**	35,642
Professional fees	**37,774**	45,059
Telephone	**9,604**	18,757
Travel	**23,863**	60,845
Vehicle	**6,540**	5,137
Wages and benefits	**72,031**	101,188
Research & development	**126,832**	98,093
Exchange (gain) loss	**124,798**	15,406
Equipment disposal loss	-	37,047
	702,362	985,670
Income (loss) before following	**(85,827)**	163,092
Depreciation & amortization	**40,659**	258,484
Income taxes	**6,800**	-
Net Income (Loss)	**(133,286)**	(95,392)
Net Income (Loss) per Share	**$ (0.01)**	$ (0.01)
EBITDA per Share	**$ (0.01)**	$ 0.03

Consolidated Statements of Earnings (Unaudited)
NINE MONTHS ENDED JUNE 30

	2003	2002
	$	$
Revenues		
Rental	**64,876**	2,668,360
Product sales and other	**4,242,852**	2,547,730
	4,307,728	5,216,090
Cost of Sales		
Labour and benefits	**557,221**	617,751
Material	**1,895,003**	978,736
Overheads/remote monitoring	**118,788**	938,782
Freight, brokerage and duty	**47,953**	126,974
Depreciation - manufacturing	**4,397**	5,213
	2,623,362	2,667,456
Less: Units capitalized	**1,140**	604,213
Less: Change in inventory	-	34,147
	2,622,222	2,029,096
Gross profit	**1,685,506**	3,186,994
Expenses		
Advertising	**14,056**	30,910
Bad debts	**(19,311)**	65,060
Equipment maintenance	**19,526**	41,440
General	**36,044**	48,345
Insurance	**36,003**	34,060
Interest, bank & Visa charges	**92,377**	233,607
Management fees	**281,238**	279,708
Marketing	**470,883**	960,831
Office supplies	**35,462**	81,723
Premises costs	**89,752**	105,422
Professional fees	**99,415**	118,542
Telephone	**30,108**	66,888
Travel	**75,188**	181,940
Vehicle	**18,144**	18,914
Wages and benefits	**223,073**	292,800
Research & development	**342,787**	291,657
Exchange (gain) loss	**199,823**	45,786
Equipment disposal loss	**51,147**	36,281
	2,095,715	2,933,914
Income (loss) before following	**(410,209)**	253,080
Depreciation & amortization	**123,841**	739,461
Income taxes	**6,800**	175
Net Income (Loss)	**(540,850)**	(486,556)
Net Income (Loss) per Share	**$ (0.06)**	$ (0.06)
EBITDA per Share	**$ (0.04)**	$ 0.06

Consolidated Statements of Deficit (Unaudited)
THIRD QUARTER ENDED JUNE 30

	2003	2002
	$	$
Deficit, beginning of period	**(9,568,476)**	(10,287,263)
Net income (loss) for the period	**(133,286)**	(95,392)
Deficit, End of Period	**(9,701,762)**	(10,382,655)

Consolidated Statements of Deficit (Unaudited)
NINE MONTHS ENDED JUNE 30

	2003	2002
	$	$
Deficit, beginning of period	**(9,238,712)**	(9,896,099)
Equity component realized, convertible debt	**77,800**	-
Net income (loss) for the period	**(540,850)**	(486,556)
Deficit, End of Period	**(9,701,762)**	(10,382,655)

STRATEGIC Technologies Inc.

See Accompanying Notes

Consolidated Statements of Cash Flows (Unaudited)
THIRD QUARTER ENDED JUNE 30

	2003	2002
	$	$
Cash flows, operating activities		
Net income (loss)	**(133,286)**	(95,392)
Adjustments for:		
Depreciation and amortization	**32,651**	259,351
Accretion/Amortization of financing costs	**569**	862
Loss on equipment disposal	**-**	-
Foreign exchange adjustment	**(29,214)**	(9,546)
CSV increase, life insurance	**(1,818)**	(1,257)
	2,188	249,410
Changes in non-cash working capital		
Decrease in accounts receivable	**113,059**	34,191
(Increase) decrease in inventories	**(11,456)**	27,619
(Increase) in prepaids	**(30,731)**	(35,655)
(Decrease) in accounts payable	**(159,565)**	(56,338)
Increase (decrease) in customer deposits	**16,485**	(39,529)
	(72,208)	(69,712)
Cash flows, operating activities	**(203,306)**	84,306
Cash flows, investing activities		
Proceeds from asset disposals	**-**	-
Equipment acquisitions	**(14,828)**	(299,226)
Cash flows, investing activities	**(14,828)**	(299,226)
Cash flows, financing activities		
Increase in agreement receivable	**(212)**	-
Proceeds from bank indebtedness	**-**	455,937
Proceeds from loans payable	**-**	18,930
Repayment of loans payable	**-**	(222,650)
Shares issued, conversion of note	**-**	11,695
Cash flows, financing activities	**(212)**	263,912
Net increase (decrease) in cash resources	**(218,346)**	48,992
Cash, beginning of period	**1,277,901**	103,494
Cash, end of period	**1,059,555**	152,486
Supplementary Cash Flow Disclosure		
Interest paid	**19,258**	39,659
Income taxes paid	**-**	-

STRATEGIC Technologies Inc.

Consolidated Statements of Cash Flows (Unaudited)
NINE MONTHS ENDED JUNE 30

	2003	2002
	$	$
Cash flows, operating activities		
Net income (loss)	**(540,850)**	(486,556)
Adjustments for:		
Depreciation and amortization	**102,575**	742,125
Accretion/Amortization of financing costs	**15,500**	26,847
Loss on equipment disposal	**-**	1,447
Foreign exchange adjustment	**(28,355)**	(9,071)
CSV increase, life insurance	**(7,057)**	(6,158)
	82,663	755,190
Changes in non-cash working capital		
Decrease (increase) in accounts receivable	**61,738**	(155,556)
(Increase) in inventories	**(17,760)**	(18,589)
(Increase) in prepaids	**(254)**	(56,374)
Increase in accounts payable	**134,231**	141,311
Increase (decrease) in customer deposits	**10,545**	(68,634)
	188,500	(157,842)
Cash flows, operating activities	**(269,687)**	110,792
Cash flows, investing activities		
Proceeds from asset disposals	**-**	-
Equipment acquisitions	**(115,699)**	(1,033,686)
Goodwill acquisition - Capstone	**-**	(157,049)
Cash flows, investing activities	**(115,699)**	(1,190,735)
Cash flows, financing activities		
Decrease in agreement receivable	**308,041**	-
Proceeds from bank indebtedness	**-**	127,358
Proceeds from loans payable	**18,750**	1,100,369
Repayment of loans payable	**(1,150,478)**	(757,362)
Proceeds from share issue	**654,000**	457,605
Cash flows, financing activities	**(169,687)**	927,970
Net (decrease) in cash resources	**(555,073)**	(151,973)
Cash, beginning of period	**1,614,628**	304,459
Cash, end of period	**1,059,555**	152,486
Supplementary Cash Flow Disclosure		
Interest paid	**76,879**	121,384
Income taxes paid	**-**	175

See Accompanying Notes

Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2003 and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2002, except for the change described in Note 2.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2002 as set out in the Company's Annual Report.

2. INVESTMENT IN STRATEGIC MONITORING SERVICES, INC.

Effective October 1, 2002, the Company wrote off its investment in Strategic Monitoring Services, Inc. as the subsidiary company had no activities or operations subsequent to the sale of its assets in August, 2002. The write off resulted in the Company booking a credit to deficit of $100,355 being the difference between the subsidiary's realizable assets and its liabilities. Subsequent earnings or losses will be recognized by the Company on an equity basis as they occur.

The balance sheet of the unconsolidated subsidiary was as follows:

in US dollars	**June 30 2003**	SEPTEMBER 30 2002
	$	$
Assets		
Current assets	**225**	17,293
Goodwill	**-**	39,309
	225	56,602
Liabilities		
Current liabilities	**401**	80,532
Advances from parent	**2,705,446**	2,745,688
Share capital	**1**	1
Deficit	**(2,705,623)**	(2,769,619)
	225	56,602

The audited balance sheet at September 30, 2002 has been adjusted to remove the assets and liabilities of Strategic Monitoring Services, Inc. (SMS). The changes are as follows:

in Canadian dollars	Consolidated Balance Sheet September 30 2002 (audited)	Elimination of SMS balances September 30 2,002	**Consolidated Balance Sheet September 30 2002 (adjusted)**
ASSETS	$	$	**$**
Cash	1,618,014	3,336	**1,614,678**
Accounts receivable	600,239	24,106	**576,133**
Inventory	862,737	-	**862,737**
Prepaids and deposits	70,046	-	**70,046**
	3,151,036	27,442	**3,123,594**
Agreement receivable	460,507	-	**460,507**
Property and equipment	515,260	-	**515,260**
Other assets and goodwill	101,747	-	**101,747**
	4,228,550	27,442	**4,201,108**
LIABILITIES			
Accounts payable	693,806	124,703	**569,103**
Customer deposits	48,599	3,094	**45,505**
Convertible notes-debt component	631,727	-	**631,727**
Loans payable	108,934	-	**108,934**
	1,483,066	127,797	**1,355,269**
Convertible bonds-debt component	333,500	-	**333,500**
SHAREHOLDERS EQUITY			
Share capital	11,501,314	-	**11,501,314**
Convertible notes-equity component	43,800	-	**43,800**
Convertible bonds-equity component	185,000	-	**185,000**
Foreign currency translation	19,807	-	**19,807**
Deficit	(9,337,937)	100,355	**(9,237,582)**
	2,411,984	100,355	**2,512,339**
	4,228,550	27,442	**4,201,108**

3. CAPITAL STOCK

Authorized: 25,000,000 common shares without par value.

Issued common shares are as follows:

	2003 Number of shares	2003 $ Amount	2002 Number of shares	2002 $ Amount
Balance, beginning of period	**9,066,717**	**11,531,757**	7,180,441	11,069,991
Issued for Capstone acquisition	**-**	**-**	475,000	95,000
Issued for Private Placements	**3,200,000**	**654,000**	1,349,654	350,910
	12,266,717	**12,185,757**	9,005,095	11,515,901
Less: Treasury stock	**(11,070)**	**(30,443)**	(11,070)	(30,443)
Balance, end of period	**12,255,647**	**12,155,314**	8,994,025	11,485,458

Warrants: Issued	**2,003 Number of warrants**	2,002 Number of warrants	Expiry	Additional cash if exercised
Balance, beginning of period	**1,411,276**	-		
Issued (expired) for private placement	**(1,349,654)**	1,349,654	May 29,2003	-
Issued on conversion of Notes	**-**	61,622	Sept 3, 2004	16,022
Issued for private placement	**700,000**	-	April 3,2005	182,000
Balance, end of period	**761,622**	1,411,276		198,022

Each warrant issued entitles the holder to purchase one common share of the Company for $0.26 each.

Units Issued:	**2003 Number of units**	2002 Number of units	Expiry
Balance, beginning of year	**8,799,061**	93,461	
Convertible notes and interest	**(4,859,446)**	4,859,446	October 21,2003
Convertible bonds	**(3,846,154)**	3,846,154	January 8, 2007
	93,461	8,799,061	

Each unit is convertible into one common share of the Company at $0.26 and one common share purchase warrant permitting the holder to purchase one additional common share at $0.26. The balance of 93,461 units outstanding expire in October, 2003.

During the Second Quarter, all convertible debt obligations were repaid and there are currently no convertible debt obligations outstanding. As a result of the repayment of convertible debt, the Company transferred $77,800 of the equity component of convertible debt to reduce deficit.

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS*
   Please refer to financial statements provided at Schedule A and the following breakdown of consolidated marketing expenditures for nine months ended June 30, 2003.

	2003	2002
Salaries, commissions and benefits	433,028	911,979
Supplies, trade shows	37,855	48,852
	470,883	960,831

Note: Decrease is mainly due to the sale of the US operations of Strategic Monitoring Services, Inc. in August, 2002.

2. *RELATED PARTY TRANSACTIONS*
   All related party transactions were in the normal course of business as set out in Note 11 of the Annual Financial statements.

3. *SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD*

   a) Summary of securities issued during the period:
   There were no securities issued during the period.

   b) Summary of options granted during the period:
   There were no options granted during the period.

4. *SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD*

   a) Description of authorized share capital
   25,000,000 common shares without par value

   b) Number and recorded value for shares issued and outstanding
   There are 12,266,717 shares value issued and outstanding at a recorded value of $12,155,314.

   c) Description of options, warrants and convertible securities outstanding
   Shares issued in a private placement and have warrants attached which, if exercised would result in the issuance of 761,622 common shares at $0.26 for proceeds of $198,022.
   Exercise of units would result in the issuance of 93,461 common shares for additional proceeds of $48,600.

   d) Number of shares in each class of shares subject to escrow or pooling agreements.
   53,571 escrow shares

5. *LIST THE NAMES OF THE DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED.*

Douglas H. Blakeway,	President, Chief Executive Officer and Director
Ian M. Brown,	Vice-President, Finance, Chief Financial Officer, Secretary and Director
Kenneth R. Tolmie,	Director
Bernhard J. Zinkhofer,	Director
Lynn Blakeway,	Vice-President, Service Operations
Steve Rosset,	Vice-President, Technical Operations

SCHEDULE C
MANAGEMENT DISCUSSION

Report to our Shareholders

General Overview
Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 square foot corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to Corrections and Law Enforcement officials.

RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed worldwide.

In August, 2002, the Company sold its electronic curfew monitoring assets and certain liabilities located in the United States to Sentinel Offender Services, LLC. Sentinel entered into an exclusive Purchase Agreement for electronic curfew monitoring equipment with the Company for an initial four year term.

Results of Operations
The consolidated financial statements for the nine months ended June 30, 2003 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The comparative figures at September 30, 2002 and June 30, 2002 also include its wholly owned subsidiary, Strategic Monitoring Services, Inc. (Note 2).

Total consolidated revenues for the third quarter ended June 30, 2003 were $1,519,257($4,307,728 for the nine months) compared to $1,913,377 (and $5,216,090) for the same periods last year. With the sale of the United States operation, rentals decreased to $17,412 ($64,876 for the nine months) while product sales increased to $1,501,845 ($4,242,852 for the nine months). Product sales also increased because Tactical experienced increased product sales in the third quarter as it completed its second shipment under the US government purchase order received in October, 2002.

Gross profit for the third quarter was 41% of revenues and $616,535 (39% and $1,685,506 for the nine months) compared to 60% and $1,148,762 (61% and $3,186,994 for the nine months) in the prior year. The decrease in gross profit is attributable to the conversion to an equipment manufacturer with minimal rental revenues during the third quarter and the low level of product sales to Sentinel as the Company completes its redevelopment of its electronic curfew monitoring equipment. The Company is also reviewing its production operations to identify cost reductions that are available to improve margins on products produced.

Expenses, excluding depreciation, decreased 29% to $702,362 (decreased 29% to $2,095,715 for the nine months) from $985,670 ($2,933,914 for the nine months) in 2002. The decrease is the result of the elimination of marketing and other costs of approximately $600,000 associated with the business sold. In addition, interest, bank & Visa charges decreased $55,457 ($141,230 for the nine months) to $19,258 ($92,377 for the nine months). The Company experienced an increase in foreign exchange loss of $124,798 during the quarter ($199,823 for the nine months) from the comparable period in 2002.

The Company continues to monitor its expenses closely and looks for further efficiencies that may be implemented to control or reduce expenses.

The loss before depreciation and amortization for the third quarter was $85,827 ($410,209 for the nine months), an increase of $248,919 ($663,289 for the nine months) from the income of $163,092 ($253,080 for the nine months) for the comparative period. Net loss for the third quarter was $133,286 or $0.01 per share ($540,850 or $0.06 per share for the nine months) compared with a net loss of $95,392 and $0.01 per share ($486,556 and $0.065 per share for the nine months) in the prior year's third quarter. Earnings per share have been calculated on the basis of 9,856,545 shares in 2003 and 7,874,105 in 2002. On a fully diluted basis, the loss per share was $0.01 ($0.04 for the nine months) in 2003 and $0.01($0.05 for the nine months) in 2002.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had third quarter sales of $1,303,995 an increase of 54% from $847,271 producing net income of $131,873 compared to net income of $95,126 in the 2002 third quarter. For the nine months, Tactical had sales of $3,570,748 an increase of 67% from $2,132,382 producing net income of $303,332 compared to $103,033 for the nine months in 2002. Tactical provided $6,800 for income taxes after applying loss carry-forwards to reduce income for income tax purposes. Tactical ended the third quarter with an order backlog for equipment of approximately $2,530,000.

Financial Position

Working capital at June 30, 2003 was $1,791,522, an increase of $24,327 from September 30, 2002. The working capital of Strategic Monitoring Services, Inc. included in the September 30, 2002 comparative figures was a deficiency of $100,355 which if included in June 30, 2003 would produce a decrease of $76,028 in working capital.

Operating activities used cash of $203,306 (used cash of $269,687 for the nine months) compared to generating cash of $84,306 ($110,792 for the nine months) in 2002. Investments in new equipment used cash of $14,828 ($115,699 for the nine months) compared to $299,226 ($1,190,735 for the nine months) in 2002. Financing activities used cash of $212 ($169,687 for the nine months) compared to generating cash of $263,912 ($927,970 for the nine months) in the comparable period in the prior year.

Looking forward

Strategic will complete its transition from a sales and monitoring company to a development and manufacturing company in the fourth quarter and will begin shipping new products in September, 2003. Strategic continues to commercialize RFID products and software incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. The Company completed field trials and released its new personal identification "*TX3 snap2*" transmitter for the electronic curfew monitoring market late in the third quarter. This TX3 snap2 transmitter is extremely user friendly and there has been enthusiastic feedback from the field officers at the ease of installation and the double "snap" indicating that the transmitter is locked securely in place. Beta testing of Strategic's new home receiver unit, the ACU, has been completed. The new ACU is presently in final field testing and is expected to be released to customers in the first quarter of 2004. The Company has also developed a proprietary technology for tracking assets and persons of interest. This new product, "*ifonTRX*", is in field trials with market release scheduled for the first quarter in 2004.

These new technologies will be marketed under the name "*iTRX series*" and Strategic is making patent application for these new proprietary "*iTRX series*" technologies. The new technologies are designed to replace the Platinum and Platinum Plus electronic curfew monitoring devices presently used. Demand for covert tracking, electronic surveillance and intelligence gathering equipment for law enforcement agencies is also accelerating and the "*iTRX series*" technologies will add to the Company's core businesses. Tactical delivered the second portion of its $4.5 million US governmental agency contract for its intelligence gathering products during the third quarter. The third delivery under the contract is expected to be shipped in the first quarter of 2004. With our focus on core strengths, the release of "*iTRX series*" technologies, and our alliance with Sentinel in the United States, the Company expects to achieve positive results commencing in the first quarter of fiscal 2004.

In December, 2002, the Company commenced an action against an engineering company to recover unspecified costs and damages relating to technology developed for Strategic which failed to meet performance criteria. Strategic is not a party to any other legal proceedings nor are any contemplated at this time.

Doug H. Blakeway
President & Chief Executive Officer

Ian M. Brown
Vice President & Chief Financial Officer

August 18, 2003



ANNUAL REPORT 2003



STRATEGIC Technologies Inc.

Report to our Shareholders

In Fiscal 2003, we made a number of important changes in the way we approach our markets. The Company changed its business model to partner with key industry suppliers that themselves provide turn key systems to end-users. This new approach will add depth and enhance relationships with customers and will enable the service providers to deliver more competitive and differentiated solutions to the marketplace. Strategic is now an original equipment manufacturer (OEM) with a smaller recurring revenue equipment rental component.

Growth requires change and the changes we have made are expected to have a positive impact on our growth and will strengthen our position as an industry leader. In the past year, the Company made advances in both existing and new markets. The demand for our products is stronger than ever and we continue to move forward with confidence in our future.

Today, Strategic has an internationally recognized award winning wireless RFID (radio frequency identification device) business that has tracked "persons of interest" as well as assets for Government agencies for almost 13 years. We have international sales and marketing expertise – with contracts today in Italy, France, United Kingdom, South Africa, Australia, and North America. Strategic's Surrey, British Columbia, facilities incorporates both head office, design and manufacturing operations. Tactical Technologies Inc., our law enforcement division, has design and manufacturing facilities located in Folsom, Pennsylvania.

For the fifth year in a row, Strategic has been recognized as one of British Columbia's top technology Companies by T-Net British Columbia. T-Net British Columbia is the leading "portal" website for the high-tech industry in the province. The T-Net Top 100 includes the 100 largest and top 2% of all technology companies in British Columbia.

During fiscal 2003 the company received net proceeds from two private placements totaling $972,100 resulting in the issue of 4,200,000 shares with an additional 1,200,000 warrants exercisable over two years. These warrants, if converted, will result in Strategic receiving additional funds of $402,000. The funds from these private placements were used to retire the $500,000 convertible bonds.

Corrections Division
Strategic's Corrections Division supplies curfew monitoring products used to track released offenders in real time or monitors them to curfew schedules which provides a viable alternative and savings to the penal system. Strategic now licenses its core technologies and manufactures products under house brands for distributors and end-users

In 2003 Strategic experienced reduced revenue from the corrections industry as a result of the Sentinel transaction taking longer than contemplated when the Supply Agreement was negotiated in conjunction with the sale of assets. Strategic spent fiscal 2003 and the first quarter of fiscal 2004 developing new technologies to support the Strategic/Sentinel alliance in the United States. Early in *fiscal 2004 Strategic's Corrections division launched its new "iTRX" series of curfew monitoring* technology. This technology utilizes the latest design in dual frequency wireless RFID transmitter/receiver links, which allows for better reception, longer range and longer battery life. Strategic has now received orders to supply of these new technologies to Sentinel and to other international customers which we will commence shipping in the second quarter of fiscal 2004. In addition, late in the second quarter of 2004 the division targets release of a receiver which will be incorporated into a new GPS tracking device. The Corrections division expects that these advanced "best of breed" technologies will increase revenues in future.

Law Enforcement Division
Strategic, through its wholly owned subsidiary, Tactical Technologies Inc., supplies tracking and intelligence gathering support technology used in government covert operations in the fields of surveillance and intelligence gathering to law enforcement agencies. The Division's principal products consist of covert body worn audio transmitters, repeaters, and intelligence gathering kits which include receivers with recording capabilities. GPS/Cellular/radio frequency tracking equipment and video packages are also supplied for covert remote tracking of assets and vehicles in real time and after-the-fact. The Law Enforcement Division developed and released several new products over the past year that have added revenues and established a new technology outlook for continued long term growth.

In early fiscal 2003, the Division was awarded a contract from a US government agency valued at $4.5 million Cdn ($2.9 million US) for the supply of intelligence gathering products. The products were originally scheduled to be delivered over 15 months, however at the request of the agency; the delivery was extended into the second and third quarter of fiscal 2004. Law Enforcement's overall financial results contributed a gross profit of approximately $360,000 in fiscal 2003 compared to a profit of $218,000 in fiscal 2002. Revenues increased by 49% to $4,095,312 from $2,744,058 in 2002 although the product mix and competitive pressures reduced gross profit to 41% of sales from 46% in 2002. The Law Enforcement division ended the year with a backlog of orders totaling $2,750,000 ($2.1 million US).

The Marketplace
RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications have an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information. Strategic has developed innovative and widely recognized proprietary *RFID Wireless Local Loop Solutions* for tracking assets and persons-of-interest through our Corrections and Law Enforcement Divisions.

Outlook
We have set ambitious goals for ourselves to deliver growth in value for shareholders in 2004. We are confident we can achieve these goals because we have the business opportunities, the strategies, the people and the commitment to meet and exceed them. We will be seeking to raise additional capital in Fiscal 2004 to provide the financial resources needed for expansion and potential acquisitions. We express our appreciation to all members of the Strategic team, the many skilled and motivated employees for their efforts in the past year. We also acknowledge the continued support of our customers and shareholders that make all of this possible .While tangible evidence of our recent achievements may not be immediately apparent, we believe our continued determination and focus on our objectives will reveal this progress in the near future.

On behalf of the Board of Directors



Doug H. Blakeway
President & Chief Executive Officer
December 12th, 2003

Management's Discussion & Analysis

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in this Annual report.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially, including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

General Overview

Strategic Technologies Inc. is incorporated under the laws of British Columbia. The Company's core business is the manufacture and sale or rental of electronic curfew monitoring systems used in the corrections marketplace. It also manufactures and sells sophisticated surveillance equipment to the Law Enforcement Community.

The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies, Inc., Strategic Monitoring Services, Inc., and Capstone Technologies Inc.

Capstone Technologies Inc. was acquired on October 1, 2001. Capstone's operations, which provided voice curfew monitoring system to corrections, were integrated into Strategic Monitoring Services, Inc. as of the date of acquisition.

In August, 2002, the Company sold its electronic curfew monitoring assets, certain liabilities, and the voice and electronic curfew operations of Strategic Monitoring Services, Inc. located in the United States to Sentinel Offender Services, Inc. As part of the transaction, Sentinel entered into an exclusive Supply Agreement for electronic curfew monitoring equipment with the Company for an initial four year term.

Revenues include the gross amount billed to customers for sales of products, recurring rentals and related services. Cost of sales includes direct expenses related to the manufacture of products and monitoring services provided.

Revenues

Revenues for the year ended September 30, 2003 decreased by $1,252,094 or 20% to $5,059,812. The Company experienced revenue reductions from the corrections industry of $2,590,733. The decrease was the result of the sale of the monitoring operations in the United States in late fiscal 2002 and the supply of equipment to Sentinel at depressed levels in fiscal 2003 from those contemplated when the Supply Agreement was negotiated. Revenues from law enforcement and defense increased $1,351,254 or 49% to $4,095,312 partially offsetting the reduction in revenues from corrections.

Gross profit for 2003 was $1,868,043 (37%), compared to $3,549,268 (56%) for 2002. The reduced gross profit mainly reflects the revenue reductions from the corrections division and the change from the majority of revenues from corrections being rentals to the sale of products occurring in 2003. The Company experienced reduced margins as it offered higher discounts to encourage product sales. In law enforcement and defense, gross profit decreased to 41% of revenues from 46% in 2002. This reduction was mainly due to a change in the product mix of sales with a lower proportion of its sales being from in-house manufactured products compared to purchased products compared to the prior year.

Operations

General and administration

In fiscal 2003, general and administration totaled $1,165,422 (23% of revenues) compared with $1,585,332 (25% of revenues) in fiscal 2002. The decrease in expense of $419,910 or 27% is attributable to the sale of the monitoring operation in 2002 and the subsequent reduction in administration staff levels at head office in Surrey, British Columbia. The Company, also, negotiated a significant rate reduction in its premises for fiscal 2003.

Sales and marketing

With the sale of the monitoring operations in 2002, the Company eliminated the majority of its cost of marketing to the corrections industry. These changes resulted in a reduction in sales and marketing costs of $752,354 or 53% to $664,519 in fiscal 2003. Law enforcement sales and marketing increased marginally from 2002 due to higher commissions earned through the increased revenues.

Research and development

Research and development costs for fiscal 2003 totaled $461,177 (9% of revenues) compared to $397,335 (6% of revenues) for fiscal 2002, an increase of $63,842. The increase is largely attributable to two staff additions in the law enforcement division for a portion of fiscal 2003. The Company continues to invest heavily in new product development and the enhancement of its existing product lines. On October 1, 2003, Strategic launched its new "iTRX" series of curfew monitoring products for the corrections industry. It expects these new "best of breed" products will increase revenues in future periods. In addition, the Company has developed a new receiver which will be incorporated into a new GPS tracking device which is currently being field tested.

Depreciation and amortization

Depreciation and amortization decreased $688,508 in fiscal 2003 to $174,945 as compared to $863,453 in fiscal 2002. The decrease results from the sale of rental monitoring units to Sentinel in late fiscal 2002.

Interest, bank and visa charges

In fiscal 2003, the Company had average outstanding debt of approximately $483,000 a month ending with outstanding debt of $108,934 at September 30, 2003. This compares with average outstanding debt of approximately $2,100,000 a month and ending with outstanding debt of $1,302,961 in fiscal 2002. Consequently, interest, bank and visa costs, net of increased visa charges of approximately $52,000 (nil in 2002), decreased $210,000 to $107,935 in 2003 from $317,935 in 2002.

Foreign currency loss

The strengthening Canadian dollar has resulted in currency losses of $88,867 in fiscal 2003 compared to $10,998 in 2002.

Income taxes

Tactical Technologies Inc., a wholly owned subsidiary, operates in Pennsylvania, USA. Its net earnings cannot be offset against net losses of the parent company because of the different tax jurisdictions. The provision for income taxes reflects Tactical's net taxes after offsetting prior years losses carried forward.

Liquidity and Capital Resources

Cash resources and liquidity

Working capital at the end of fiscal 2003 was $1,767,665 compared to $1,667,970 at the end of fiscal 2002. Our current ratio (current assets divided by current liabilities) increased from 2.1 to 4.3. Inventory increased $278,913 from fiscal 2002 to support expected sales in 2003 of curfew monitoring products. The Company expects to reduce inventory levels to past levels through anticipated increased sales to Sentinel in fiscal 2004.

Cash flow from operations
Cash used in operations was $1,098,039 in fiscal 2003 compared with cash used in operations of $182,941 in the prior year. In fiscal 2003, $553,870 was invested in working capital items compared with $59,320 in the previous year.

Investing activities
During fiscal 2003, the Company made equipment acquisitions of $158,039 compared to $1,254,360 during fiscal 2002. The decrease in equipment acquisitions is attributable to the change in operations with the sale of the monitoring operation to Sentinel along with the rental monitoring assets used therein. In fiscal 2002, the Company received proceeds from the disposal of property and equipment, technology, and accounts receivable from Sentinel of $4,139,493. In fiscal 2003, the Company received payments of $460,507 on the sales agreement receivable representing a holdback on the sale to Sentinel.

Financing activities
During fiscal 2003, the Company completed a private placement resulting in the issue of 3,200,000 common shares for net proceeds of $654,000. Warrants were issued as part of the private placement which entitles the holders to convert into 700,000 common shares at $0.26 per share. The Company completed a second private placement for 1,000,000 shares for net proceeds of $318,100, net of issue costs of $11,900 on October 27, 2003, the funds for which were received in September, 2003. The Private placement was recorded as a subscription for shares at September 30, 2003 and the subscription includes 500,000 warrants which entitle the holders to convert into 500,000 common shares at $0.44 per share. The Company also issued 61,622 common shares for proceeds of $16,170 on the conversion of warrants into shares at $0.26 each. A portion of the proceeds raised were used to repay convertible notes and bonds totaling $1,131,726 including accrued interest. The Company recorded a gain on extinguishment of convertible debt of $28,416 as a result of the repayment of the convertible bonds. Strategic redeemed 93,461 convertible units issued convertible into two common shares on payment of $0.26 per share by a $5,000 cash payment which was charged to contributed surplus.

During fiscal 2002, the Company issued 1,349,654 common shares in a private placement raising $350,910 and an additional 61,622 common shares on conversion of convertible notes. The acquisition of Capstone Technologies Inc. resulted in the issuance of 475,000 common shares at a deemed value of $0.20 per share. The Company raised $500,000 through the issuance of convertible bonds. The Company used these funds and a portion of the proceeds received from Sentinel to repay bank indebtedness and loans payable totaling $2,246,411, net of proceeds received from loans payable of $602,364.

Risk Management

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense. In the corrections market the major current market for our products is Sentinel Offender Services, LLC in the United States. The Company is expanding into other global markets which is reducing its dependence on any one customer or market place. Currently, however, the Company has economic dependence on Sentinel for revenues generated from the corrections industry.

In December, 2002, the Company commenced an action against an engineering company to recover unspecified costs and damages relating to technology developed for Strategic which failed to meet performance criteria. Strategic is not a party to any other legal proceedings nor are any contemplated at this time.

Foreign exchange risks and inflation

The Company generates all of its revenues in U.S. dollars. We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on spot rates for the U.S. dollars at the end of the reporting period. We had a foreign exchange loss of $88,867 in fiscal 2003 due to the strengthening of the Canadian dollar. To date, the Company has not engaged in any currency hedging to minimize the effects of these gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the components we purchase and our law enforcement and defense division are denominated in U.S. dollars.

We do not hold and have not entered into a market risk sensitive instrument for trading purposes.

We believe that inflation and other changes in prices have not had a material effect on us.

Management's Statement Of Responsibility

The management of Strategic Technologies Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all the information in the Annual Report. The consolidated financial statements are stated in Canadian dollars (CDN$) and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised of two non-management directors and one management director and is appointed annually by the Board of Directors. The committee meets periodically with the Company's management and independent auditors to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements.

The Company's independent auditors, Deloitte & Touche LLP, have examined the consolidated financial statements and their report follows.

"Doug H. Blakeway"

Doug H. Blakeway
President & Chief Executive Officer
December 12, 2003

"Ian M. Brown"

Ian M. Brown
Chief Financial Officer
December 12, 2003

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Strategic Technologies Inc.

We have audited the consolidated balance sheets of Strategic Technologies Inc. as at September 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles, consistently applied.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
November 28, 2003

Deloitte
Touche
Tohmatsu

STRATEGIC Technologies Inc.
Consolidated Balance Sheets
September 30

	2003	2002
ASSETS		
Current		
Cash and cash equivalents	$ **621,499**	$ 1,618,014
Accounts receivable	**472,076**	600,239
Inventory	**1,141,650**	862,737
Prepaids and deposits	**62,793**	70,046
	2,298,018	3,151,036
Sales agreement receivable (Note 5)	**-**	460,507
Property and equipment (Note 5)	**418,906**	515,260
Other assets (Note 6)	**111,361**	101,747
	$ **2,828,285**	$ 4,228,550
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **354,511**	$ 693,806
Customer deposits	**66,908**	48,599
Convertible notes payable - debt component (Note 7)	**-**	631,727
Loans payable (Note 10)	**108,934**	108,934
	530,353	1,483,066
Convertible bonds - debt component (Note 8)	**-**	333,500
	530,353	1,816,566
SHAREHOLDERS' EQUITY		
Common stock (Note 11)	**12,171,484**	11,501,314
Subscription for shares (Note 11)	**318,100**	-
Convertible notes payable - equity component (Note 7)	**-**	43,800
Convertible bonds payable - equity component (Note 8)	**-**	185,000
Cumulative translation adjustment	**(119,108)**	19,807
Contributed surplus	**43,250**	-
Deficit	**(10,115,794)**	(9,337,937)
	2,297,932	2,411,984
	$ **2,828,285**	$ 4,228,550

Commitments (Note 14)
Subsequent event (Note 16)

On Behalf of the Board

Director  Director 

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Consolidated Statements of Operations
Years ended September 30

		2003		2002
Revenues	$	**5,059,812**	$	6,311,906
Cost of sales		**3,191,769**		2,762,638
Gross profit		**1,868,043**		3,549,268
Expenses				
General and administration		**1,165,422**		1,585,332
Depreciation and amortization		**174,945**		863,453
Sales and marketing		**664,519**		1,416,873
Research and development		**461,177**		397,335
		2,466,063		4,262,993
Loss from operations		**(598,020)**		(713,725)
Other				
Interest, bank and visa charges		**107,935**		317,935
Foreign exchange loss		**88,867**		10,998
		196,802		328,933
Loss before under noted		**(794,822)**		(1,042,658)
(Loss) gain on disposal of equipment (Note 5)		**-**		1,582,221
Gain on extinguishment of convertible debt		**28,416**		-
(Loss) earnings before income taxes		**(766,406)**		539,563
Income taxes		**11,451**		175
Net (loss) earnings	$	**(777,857)**	$	539,388
(Loss) earnings per share				
Basic	$	**(0.07)**	$	0.07
Diluted	$	**(0.07)**	$	0.06
Weighted average number of shares				
Basic		**10,717,269**		8,335,403
Diluted		**10,717,269**		11,726,664

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Consolidated Statements of Deficit
Years Ended September 30

		2003		2002
Deficit, Beginning of year	$	**(9,337,937)**	$	(9,877,325)
Net (loss) earnings		**(777,857)**		539,388
Deficit, End of year	$	**(10,115,794)**	$	(9,337,937)

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Consolidated Statements of Cash Flows
Years ended September 30

	2003	2002
OPERATING ACTIVITIES		
Net (loss) earnings	$ (777,857)	$ 539,388
Items not involving cash:		
Depreciation and amortization	174,945	863,453
Accretion of convertible debt and amortization of finance costs	15,500	64,961
Write off bad debt	51,145	-
Write down of rental equipment	30,309	-
(Gain) on disposal of equipment	-	(1,582,221)
Gain on extinguishment of convertible debt	(28,416)	-
Increase in Cash Surrender Value of life insurance	(9,795)	(9,202)
	(544,169)	(123,621)
Changes in non-cash operating working capital (note 12)	(553,870)	(59,320)
Cash flows used in operating activities	(1,098,039)	(182,941)
INVESTING ACTIVITIES		
Proceeds from disposal of property and equipment, technology and accounts receivable	460,507	4,139,493
Equipment acquisitions	(158,039)	(1,254,360)
Cash flows (used in) provided by investing activities	302,468	2,885,133
FINANCING ACTIVITIES		
Repayment of bank indebtedness	-	(769,209)
Proceeds from loans payable	-	602,364
Repayment of loans payable	-	(2,076,549)
Proceeds from convertible bonds payable	-	500,000
Deferred financing costs of convertible notes payable	-	(3,017)
Repayment of convertible notes and bonds payable	(1,131,726)	-
Payment to redeem outstanding units issued	(5,000)	-
Shares issued, net of issue costs	670,170	350,910
Subscription for shares, net of issue costs	318,100	
Cash flows provided by (used in) financing activities	(148,456)	(1,395,501)
Net (decrease) increase in cash	(944,027)	1,306,691
Effect of exchange rate changes on cash	(52,488)	6,864
Cash and cash equivalents, beginning of year	1,618,014	304,459
Cash and cash equivalents, end of year	$ 621,499	$ 1,618,014
Supplementary Cash Flow Disclosure		
Interest paid	92,435	209,958
Income taxes paid	-	175

Non-cash investing and financing transactions:
During the year ended September 30, 2002 the Company issued 475,000 common shares for fair value of $95,000 on the acquisition of Capstone Technologies Inc. (Note 4).
During the year ended September 30, 2002 the Company issued 61,622 common shares valued at $15,856 on the conversion of convertible notes payable.

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Notes to Consolidated Financial Statements
Years ended September 30, 2003 and 2002

1. NATURE OF OPERATIONS

The Company manufactures electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the U.S.A., Australia and France. The Company sold its direct distribution assets in the U.S.A. during fiscal 2002. As the Company retained a portion of the assets and continues to operate in this business segment, the disposal did not constitute a discontinued operation for accounting purposes. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGE IN ACCOUNTING POLICY

Stock-based compensation
Effective October 1, 2002, the Company adopted the new Recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new Recommendations are applied prospectively to all stock-based payments to employees and non-employees granted on or after September 30, 2002. Non-employee options are accounted for using the fair value method and employee options using the settlement method. The change in accounting policy did not result in any adjustment to the Company's opening deficit balance.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of inter-company transactions and balances.

(b) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and deposits in banks.

(c) Inventory
Inventory of raw materials and finished goods is carried at the lower of cost, being actual landed cost, and net realizable value. Work in progress also includes labour at standard cost plus allocated manufacturing overhead.

(d) Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization are recorded on the following basis and annual rates, except during the year of acquisition or disposal when one-half the annual rate is used:

Rental monitoring units	20% straight-line
Other support equipment	33 1/3% straight-line
Manufacturing and office equipment	20% declining balance
Leasehold improvements	20% straight-line

(e) Licenses
Licenses are carried at cost less accumulated amortization, and are amortized on a straight-line basis over the expected period of benefit of ten years.

(f) Impairment of Long-lived Assets
The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, economic outlook and future cash flows expected to result from the use of the related assets or be realized on sale. The Company recognizes an impairment loss if the projected undiscounted aggregate cash flows are less than the carrying amount. The amount of impairment charge, if any, is defined as the excess of the carrying value over the expected future undiscounted cash flows.

(g) Convertible Debts Payable
Financial instruments include convertible notes and bonds payable. The Company estimates the fair value of the equity and debt components of the convertible debts payable by using the relative fair value method.

(h) Translation of Foreign Currency
Monetary assets and liabilities of the parent company are translated using rates of exchange prevailing at the balance sheet date. Non-monetary items, as well as revenues and expenses are translated at historical rates. Any resulting gains or losses are included in income.
All the assets and liabilities of the self sustaining foreign subsidiary are translated at the year end rate of exchange, while revenues and expenses are translated at the average rate of exchange for the period. Gains and losses on translation are recorded in shareholders' equity on the consolidated balance sheet under the caption "cumulative translation adjustment".

(i) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but are not limited to, the accounting for doubtful accounts, depreciation and amortization, taxes and contingencies. Actual results could differ from these estimates.

(j) Revenue Recognition
The Company recognizes equipment rental service revenues over the term of the applicable operating service agreements. Generally, the initial term of a given service agreement is defined as one year and is deemed to be renewed annually upon the expiration of each term. Sales of equipment are recognized as revenues when product is shipped, provided that at the time of shipping the amount is determinable and collection is reasonably assured.

(k) Stock Based Compensation
The Company accounts for all stock-based payments to non-employees granted on or after October 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is re-measured during the vesting period, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.
The Company has elected to account for stock options issued to employees and directors by the settlement method which results in no compensation expense for the Company's stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for stock options awarded to employees using the fair value based method.

(l) Income Taxes
The future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These standards, also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(m) Earnings (Loss) Per Share
The diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as issued options, convertible debt and warrants. This method requires that fully diluted net earnings per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

(n) Comparative Figures
Certain of the comparative figures have been reclassified to conform with the current year's presentation.

4. ACQUISITION OF CAPSTONE TECHNOLOGIES INC.
Effective October 1, 2001, the Company completed the acquisition of Capstone Technologies Inc. by issuing 475,000 common shares from treasury with a deemed value of $95,000 and the assumption of $346,777 of debt. The business was merged into electronic curfew monitoring of offenders of Strategic Monitoring Services, Inc. These assets and certain liabilities were sold together with the operations of Strategic Monitoring Services, Inc. to Sentinel Offender Services, LLC in August, 2002 (See Note 5).

5. PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	2003 Net Book Value	2002 Net Book Value
Rental monitoring units	$ 47,164	$ 21,964	$ 25,200	$ 144,502
Other support equipment	532,583	297,694	234,889	213,745
Manufacturing and office equipment	902,755	743,938	158,817	157,013
Leasehold improvements	2,521	2,521	-	-
	$ 1,485,023	$ 1,066,117	$ 418,906	$ 515,260

In August, 2002, the Company sold the majority of its assets and liabilities in relation to its offender monitoring service within the U.S.A. to Sentinel Offender Services, LLC. Revenue generated from these assets in 2002 approximated $2,900,000 and were a part of the "Offender Electronic Monitoring" reporting segment (Note 17)
Details of the sale were as follows:

Proceeds	$ 4,600,000
Cost of assets disposed of:	
Fixed assets, net book value	2,675,149
Net current assets	74,405
Technology and goodwill	232,049
	2,981,603
	1,618,397
Other costs	36,176
Gain on sale	$ 1,582,221

The Company received $4,139,493 of the proceeds prior to September 30, 2002. The remainder of the proceeds of $460,507 held in escrow subject to expiry of certain warranties and covenants were received in fiscal 2003.

6. OTHER ASSETS

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Licenses	$ 53,795	$ 42,174	$ 11,621	$ 14,718
Patents	2,918	-	2,918	-
Cash surrender value, life insurance	96,822	-	96,822	87,029
	$ 153,535	$ 42,174	$ 111,361	$ 101,747

7. CONVERTIBLE NOTES PAYABLE

During the year ended September 30, 2003, the Company redeemed the $569,400 convertible notes payable bearing interest at bank prime lending plus 2% and accrued interest outstanding. The notes were convertible into Units of the Company at $0.26 each. Each unit was comprised of one common share and one common share purchase warrant permitting the holder to purchase an additional common share at $0.26 for a two year period expiring October 21, 2003.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible notes payable had been segregated into its debt and equity components. The financial liability component, representing the value allocated to the liability at inception, was recorded as a current liability. The component, representing the value ascribed to the holder's option to convert the principal balance into common shares and the share purchase warrants, was classified in shareholders' equity as "Convertible notes payable - equity component". These components have been measured at their fair values on the date the convertible notes payable were originally issued.

The components of the convertible notes payable were as follows:

	2002
Debt component	$ 631,727
Equity component	$ 43,800

Over the term of the debt obligation, the debt component has been accreted to the face value of the instrument by the recording of additional interest expense. During the year ended September 30, 2003 the Company recorded accretion of $Nil (2002 - $46,461). The equity component was transferred to contributed surplus with the repayment of the convertible notes

8. CONVERTIBLE BONDS PAYABLE

During the year ended September 30, 2003, the Company repaid $500,000 convertible bonds payable bearing interest at 9% per annum. The bonds were convertible into Units at varying amounts ranging from $0.26 to $0.41 depending on year of conversion through February 2, 2007. The convertible bonds were still subject to regulatory approval at the time of redemption.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible bonds payable had been segregated into its debt and equity components. The financial liability component, representing the value allocated to the liability at inception, was recorded as a liability. The component, representing the value ascribed to the holder's option to convert the principal balance into common shares and the share purchase warrants, was classified in shareholders' equity as "Convertible bonds payable - equity component". These components have been measured at their fair values on the date the convertible bonds payable were originally issued.

The components of the convertible bonds payable were as follows:

	2002
Debt component	$ 333,500
Equity component	$ 185,000

Over the term of the debt obligation, the debt component was being accreted to the face value of the instrument by the recording of additional interest expense. During the year ended September 30, 2003 the Company recorded accretion of $15,500 (2002 - $18,500). The equity component accreted was transferred to contributed surplus with repayment of the convertible bonds. On extinguishment of this debt, the Company recognized a $28,416 gain.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2003	2002
Statutory tax rate	**38%**	40%
Provision for (recovery of) income taxes at statutory rates	**$ (295,586)**	$ 232,012
Provision for income taxes on non deductible expense	**9,593**	27,933
Effect of lower tax in foreign jurisdictions	**9,026**	(4,539)
Tax benefit not recognized in the period that the loss arose	**396,631**	-
Tax losses for which income tax benefit had not been recognized	**(108,213)**	(255,406)
Under provision of prior year	**-**	175
	$ 11,451	$ 175

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

	2003	2002
Depreciation and amortization	**$ 1,178,702**	$ 666,151
Scientific Research & Expenditure credits	**262,253**	262,253
Operating loss carry forwards	**1,756,132**	1,932,893
	3,197,087	2,861,297
Less: valuation allowance	**(3,197,087)**	(2,861,297)
	-	-

At September 30, 2003 the Company had the following loss carry forwards available for tax purposes:

		Expiry
Canada	**$ 1,736,527**	2010
United States (2,320,109 United States dollars)	**$ 3,132,147**	2010-2017

10. LOANS PAYABLE

	2003	2002
Western Economic Diversification Fund Loan, bearing interest at Bank of Canada prime lending rate plus 3%, due August, 2000 The Company is currently renegotiating payment terms	**$ 108,934**	$ 108,934

11. CAPITAL STOCK

a) Authorized: 25,000,000 common shares without par value.

b) Issued common shares are as follows:

	2003		2002	
	Number of shares	**Amount**	Number of shares	Amount
Balance, beginning of year	**9,066,717**	**$ 11,531,757**	7,180,441	$ 11,069,991
Acquisition of Capstone (Note 4)	**-**	**-**	475,000	95,000
Issued for Private Placement, net	**3,200,000**	**654,000**	1,349,654	350,910
Issued on conversion of Notes	**-**	**-**	61,622	15,856
Issued on exercise of warrants	**61,622**	**16,170**	-	-
	12,328,339	**12,201,927**	9,066,717	11,531,757
Less: Treasury stock	**(11,070)**	**(30,443)**	(11,070)	(30,443)
	12,317,269	**$ 12,171,484**	9,055,647	$ 11,501,314

On October 27, 2003, the Company completed a private placement for net proceeds of $318,100. These funds were received by the Company prior to September 30, 2003 and have been recorded as a subscription for shares.

c) Issued warrants are as follows:

	2003	2002	
	Number of warrants	Number of warrants	Expiry
Balance, beginning of year	**1,411,276**	-	
Issued for Private Placement	**-**	1,349,654	May 29, 2003
Issued for Private Placement	**700,000**	-	March 31, 2005
Issued on conversion of notes	**-**	61,622	July 4, 2004
Expired during the year	**(1,349,654)**	-	
Warrants converted to shares	**(61,622)**	-	
	700,000	1,411,276	

The 700,000 warrants issued are convertible into common shares at $0.26 per share. The Company will receive additional cash of $182,000 should conversion of the warrants into common shares occur.
As part of the private placement completed on October 27, 2003, an additional 500,000 warrants were issued and are convertible into common shares at $0.44 per share. The Company will receive additional cash of $220,000 should conversion of the warrants into common shares occur. These warrants expire on October 27, 2005.

d) Units Issued: Convertible Debt Obligations

	2003	2002	
	Number of shares	Number of shares	Expiry
Balance, beginning of year	**8,799,061**	93,461	
Issue (repayment) of Convertible notes and interest	**(4,859,446)**	4,859,446	October 21,2003
Issue (repayment) of Convertible bonds	**(3,846,154)**	3,846,154	January 8,2007
Redeemed from holder for cash	**(93,461)**	-	
	-	8,799,061	

The warrants disclosed in Notes 11 c) and d) were excluded from the calculation of diluted income per share in fiscal 2002 as they would have an anti dilutive affect on income.

e) Options:

There are no options issued or outstanding at September 30, 2003 or 2002.

12. CHANGE IN NON-CASH WORKING CAPITAL

	2003	2002
Accounts receivable	$ **68,567**	$ (857)
Inventories	**(342,302)**	28,163
Prepaids and deposits	**3,914**	(7,145)
	(269,821)	20,161
Accounts payable and accrued liabilities	**(310,643)**	3,188
Customer deposits	**26,594**	(82,669)
	(284,049)	(79,481)
Change in non-cash operating working capital	$ **(553,870)**	$ (59,320)

13. TRANSACTIONS WITH RELATED PARTIES

Management fees of $366,000 (2002 - $361,500), automobile of $7,200 (2002 - $7,200) and interest of $9,479 (2001 - $3,206) on short term financing were charged by companies controlled by individuals who are officers or directors of the Company. Management participated in the private placements (Note 11 (b)) to the extent of $645,100 (2002 - $50,000).

As of September 30, 2003, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $3,600 (2002 - $64,071).

As of September 30, 2003, a related party held $Nil (2002 - $626,527) in trust on behalf of the Company. Fees of $43,039 (2002 - $85,753) were paid to this related party during the year, in relation to legal services provided.

14. COMMITMENTS

The minimum annual rentals payable under the terms of operating leases for premises, office and other equipment are as follows:

2004	$	18,203
2005		10,107
2006		6,247
	$	34,557

In August, 2002, the Company signed a supply agreement with Sentinel Offender Services, LLC whereby Sentinel has agreed to purchase exclusively from the Company all its requirements for electronic offender monitoring equipment in the U.S.A. The agreement has an initial term of four years. Sales to Sentinel represent 16% (2002 - 1%) of revenues and 37% (2002 - 17%) of accounts receivable.

15. FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities include accounts receivable, sales agreement receivable, accounts payable and accrued liabilities and loans payable. The fair value of accounts receivable, sales agreement receivable, accounts payable and accrued liabilities approximate their carrying value due to the short term to maturity. The fair value of loans payable approximates their market value due to the market rate of interest being charged.

The Company is exposed to interest rate and foreign exchange risk. The Company does not use derivative instruments to reduce its exposure to these risks.

The Company has a significant exposure to one individual customer, Sentinel Offender Services, LLC.

16. SUBSEQUENT EVENT

On October 22, 2003, the Company granted 944,000 stock options exercisable at $0.40 expiring October 15, 2008. Of the options granted, 544,000 were issued to employees and 400,000 were granted to consultants. The options vest over periods of 12 to 18 months.

17. SEGMENTED INFORMATION

(a) Reportable segmentation

	Offender Electronic Monitoring		Law Enforcement and Protection		Consolidated	
	2003	2002	**2003**	2002	**2003**	2002
	$	$	**$**	$	**$**	$
REVENUES						
Gross	**921,640**	5,055,675	**4,095,312**	2,744,058	**5,016,952**	7,799,733
Inter-segment	**-**	1,523,054	**-**	-	**-**	1,523,054
Net	**921,640**	3,532,621	**4,095,312**	2,744,058	**5,016,952**	6,276,679
Sundry income					**42,860**	35,227
					5,059,812	6,311,906
Segment (loss) income	**(859,378)**	(932,393)	**261,358**	218,668	**(598,020)**	(713,725)
GENERAL CORPORATE EXPENSES						
Interest, bank and visa charges					**(107,935)**	(317,935)
Foreign exchange loss					**(88,867)**	(10,998)
Gain (loss) on disposal of equipment					**-**	1,582,221
Gain on extinguishment of convertible debt					**28,416**	-
Income taxes					**(11,451)**	(175)
NET (LOSS) EARNINGS					**(777,857)**	539,388
Identifiable assets	**2,197,495**	3,967,501	**519,429**	159,302	**2,716,924**	4,126,803
General corporate assets					**111,361**	101,747
					2,828,285	4,228,550
Capital expenditures	**152,901**	1,337,091	**5,138**	12,269	**158,039**	1,349,360
Depreciation & amortization	**163,515**	848,401	**11,430**	15,052	**174,945**	863,453

The industry segments have been determined based on the products sold or rented to particular marketplaces, being Corrections (Offender Electronic Monitoring) and Law Enforcement. Transactions between segments were based on cost.

(b) Geographic segmentation - Property and equipment

	2003	2002
	$	$
Canada	**368,017**	471,774
United States	**13,428**	18,486
Other	**37,461**	25,000
	418,906	515,260

(c) Geographic segmentation information is not provided for revenues as more than 90% are earned in the United States.

Strategic Technologies Inc.
Financial Highlights

Selected Financial Data
In thousands except per share amounts

		2003	2002	2001	2000	1999
Revenues		$ **5,060**	$ 6,312	$ 5,891	$ 6,054	$ 6,995
Gross Profit		**1,868**	3,549	3,408	3,507	4,239
EBITDA	(1)	**(372)**	138	312	246	814
(Loss) Earnings Before Taxes		**(766)**	539	(788)	(852)	(98)
Net (loss) earnings		**(778)**	539	(788)	(855)	(78)
Net (loss) earnings per share		$ **(0.07)**	$ 0.07	$ (0.11)	$ (0.12)	$ (0.01)
Working Capital		$ **1,768**	$ 1,668	$ (1,599)	$ (1,042)	$ (199)
Property and Equipment		**419**	515	2,706	2,932	2,919
Total Assets		**2,828**	4,229	5,066	5,192	5,658
Loans Payable		**109**	1,074	1,426	1,519	952
Shareholders' Equity		**2,298**	2,412	1,224	1,971	2,794
Book Value Per Share		$ **0.25**	$ 0.27	$ 0.17	$ 0.28	$ 0.39

(1) EBITDA including the gain on sale of equipment in 2002 was $1,720.

Directors and Officers

Doug H. Blakeway*
Director/President & Chief Executive Officer
STRATEGIC Technologies Inc.
STRATEGIC Monitoring Services, Inc.
Director/Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

Kenneth R. Tolmie*
Director
STRATEGIC Technologies Inc.

Bernhard J. Zinkhofer*
Director
STRATEGIC Technologies Inc.

Ian M. Brown
Director/Vice President, Secretary & Chief Financial Officer
STRATEGIC Technologies Inc.

Steve L. Rosset
Vice President, Technical Operations
STRATEGIC Technologies Inc.

Lynn J. Blakeway
Vice President, Service Operations
STRATEGIC Technologies Inc.

*Denotes member of the Audit Committee

Corporate Information

STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1

100% OWNED SUBSIDIARIES
TACTICAL Technologies Inc.
STRATEGIC Monitoring Services, Inc.(inactive)
CAPSTONE Technologies Inc. (Inactive)

LEGAL COUNSEL & RECORDS OFFICE
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. Bernard Zinkhofer

CORPORATE AUDITORS
Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay

ANNUAL GENERAL MEETING
February 5, 2004 at 10:00 am at
1500 - 1055 West Georgia, Vancouver
Shareholders unable to attend are requested
to return the completed form of proxy to
Computershare Trust Company of Canada.

BANKERS
The Toronto Dominion Bank
10435 King George VI Hwy
Surrey, British Columbia V3T 4X1

REGISTRAR & TRANSFERS AGENT
Computershare Trust Company of Canada
510 Burrard Street, Suite 408
Vancouver, British Columbia V6C 3B9

INVESTOR RELATIONS
Accenta Capital Partners Inc.
701 - 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Attention: Mr. James Glass

INVESTMENT INFORMATION
Shares Listed: Toronto Venture Exchange
Symbol - STI
In the USA, Sec. 12g
exemption file #82-1548

Share Capital:
Common Shares Authorized: 25,000,000
Common Shares Outstanding: 13,328,338
(as at December 12, 2003)

STRATEGIC TECHNOLOGIES INC.

(the "Company")

ANNUAL INFORMATION FORM

For the year end September 30, 2002

Filed: February 28th, 2003

535375.2

TABLE OF CONTENTS

Page

ITEM 1 CORPORATE STRUCTURE

Name and Incorporation of the Company

Strategic Technologies Inc. was incorporated by registration of its Articles and Memorandum pursuant to the *Company Act* of the Province of British Columbia under the name Cancom Industries Inc. on May 4, 1984 and changed its name to Strategic Technologies Inc. on July 18, 1990.

Strategic's business office is located at Building A, Unit 102 – 17802 – 66th Avenue, Surrey, British Columbia, V3S 7X1 (604) 576-8658 and its registered office is located c/o its solicitors, 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

In this Annual Information Form, the "Company" or "Strategic" refers to Strategic Technologies Inc. Certain terms used herein are defined in the text and others are included in the glossary on page 2 of this Annual Information Form.

This Annual Information Form ("AIF") contains forward-looking statements reflecting the Company's current expectations regarding its business and operations in upcoming years. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, inability to secure additional monitoring contracts or obtain additional financing; and technological change. All dollar amounts herein in this AIF are expressed in Canadian dollars unless otherwise stated.

Documents incorporated by reference in the AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Strategic, copies of which are available on request from the offices of the Company or on the SEDAR web site (www.SEDAR.com). (See Item 8).

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

Strategic is an established international wireless radio frequency identification device (RFID) manufacturer headquartered near Vancouver, British Columbia with a subsidiary office in Folsom, PA.. The Company has developed innovative and proprietary *Wireless Local Loop Solutions* for tracking assets and persona-of-interest to law enforcement officials. Strategic continues to commercialize RFID products and software; incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. These advanced computer-based technologies are marketed worldwide and in the United States through an exclusive relationship with Sentinel Offender Services, LLC described below. The Company is in the business of providing to governmental correctional agencies primarily in the United States through distributors, electronic offender curfew monitoring equipment and related services, together with intelligence gathering and surveillance equipment. There are currently approximately 3000 offenders enrolled in electronic curfew monitoring programs which are using this system in various jurisdictions. Strategic previously also marketed a voice verification monitoring system known as the "Warden" which was developed by Capstone Technologies Inc. ("Capstone"), a company Strategic purchased effective October, 2001.

Strategic performs its software programming, some component assembly, offender monitoring support and administration from a 19,000 square foot leased facility located in Surrey, British Columbia. Strategic has three wholly-owned subsidiaries, Tactical Technologies Inc., Capstone Technologies Inc. and Strategic Monitoring Services Inc. Tactical Technologies Inc. and Strategic Monitoring Services Inc. are Delaware incorporated companies, and Capstone Technologies Inc. is incorporated under the laws of Alabama.

Strategic acquired 100% of the shares of Capstone by issuing 475,000 Strategic Shares pro-rata to the existing Capstone shareholders. In addition to issuing the 475,000 common shares to the Capstone shareholders, Strategic was obligated to pay a bank loan of Capstone in the amount of US$170,000 (which Strategic discharged in fiscal 2002).

In August, 2002 Strategic completed the sale of its electronic curfew monitoring equipment, the assets and certain liabilities of Strategic Monitoring Services Inc. ("SMSI") and the assets of Capstone to Sentinel Offender Services, LLC ("Sentinel") in consideration of the payment of CDN$4.6 million. The assets comprise approximately 3,700 units of offender monitoring equipment, its leased monitoring facility in Huntsville, AL and the United States customer contracts. It is a condition of the agreement that Strategic is the exclusive supplier to Sentinel of monitoring equipment in the United States. Strategic retained the rights to its technology for use world wide excluding the United States.

Glossary

In this AIF, the following terms have the meanings set forth herein:

CSA means Canadian Standards Association.

DTMF means digital tone multi-frequency.

DVDS means domestic violence deterrent system.

EMCC means electronically monitored curfew compliance.

EMHC means electrically monitored home confinement.

FCC means the Federal Communication Commission.

FVU means field verification unit.

GPS means global positioning system.

HLEM means horizontal loop electro-magnetic survey.

ISO9001 means quality assurance procedures verified by the International Standards Organization.

MUMS means multiple unit monitoring system.

PID means a personal identification device.

PRU+ means a Platinum+ radio receiver unit.

RF means radio frequency.

RFID means radio frequency identification device

ITEM 3 DESCRIPTION OF BUSINESS

Corporate History and Business

Strategic was incorporated in 1984 and listed for trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) in July 1985. Strategic's initial focus was on designing and marketing communication, surveillance and security devices to military, intelligence and law enforcement agencies. In 1990, Strategic changed its name and expanded its activities to include electronic curfew monitoring. In 1991, after initially retailing offender monitoring equipment, Strategic changed its marketing strategy to renting the equipment, to better respond to the budgetary needs of governments. Renting the equipment permitted Strategic to better retain control of proprietary property and capture a more stable monthly recurring revenue.

As part of its electronic curfew monitoring, Strategic operated a monitoring center in Houston, Texas which was closed in February, 2000. In July, 2001 Strategic opened its new monitoring service centre in Huntsville, Alabama to monitor the remote transmitter/receiver elements of the Strategic Electronic Curfew Monitoring System. In 1994, Strategic acquired a 100% interest in Tactical Technologies Inc. ("Tactical") of Folsom, Pennsylvania, a manufacturer of covert surveillance equipment sold to law enforcement agencies. Strategic and its subsidiaries have 38 employees, of which 20 are involved in offender monitoring equipment and services and 18 employees are employed by Tactical.

Strategic has developed a proprietary radio frequency (RF) closed loop wireless technology platform which it believes has operational advantages over its competitors. Considerable resources have been expended developing the technology to provide a reliable RF link and monitoring software. Additional core technology includes a Global Positioning Satellite (GPS)/Cellular product that is currently in use by law enforcement agencies to covertly track vehicles.

Hardware

Strategic has developed an RF identification link which, with minor modifications is expected to be ready to be marketed with products other than Offender monitoring.

The RF link includes a multi channel frequency transmission that eliminates dead spots commonly found in existing RF technology, and an on-site variable range setting. It is anticipated Strategic's RF link will enable Strategic to develop and expand its wireless local loop solutions and offer new products with minimal changes to the RF link itself.

Software

In conjunction with the development of the RF link, Strategic has developed a new monitoring software platform using data base applications. This software platform was released for beta testing in September 2000 and released to the market in late October, 2000. The platform is Microsoft Windows-based and there are currently 18 systems deployed.

Electronic Curfew Monitoring – Industry Overview

Offender monitoring is a corrections tool which has developed to meet the challenge of overcrowding in prisons and the rising costs of prison incarceration. Offender monitoring is intended to bridge the gap between unrestricted freedom and incarceration of an offender. Electronic monitoring was conceived in the U.S. and prototypes date back to the early 80's. Acceptance in the corrections community has been slow, but technological improvements and sufficient test trials by various correction agencies in Canada, the U.S. and several other countries have demonstrated the effectiveness of electronically monitoring offenders. Electronically monitored curfew compliance (EMCC) is the predominant system used to measure the compliance to curfews for the relatively low risk and non-violent offenders. EMCC consists of a transmitter bracelet attached to an offender's wrist or ankle whose transmissions restrict movement to a specified radius of an in-home receiver monitoring device using radio frequency technology. The receiver monitoring device is connected to a central monitoring station using standard telephone lines. The offender may be permitted to go to work and other pre-arranged engagements when not confined to the home. Anytime the offender leaves or re-enters the monitored zone, corrections personnel are notified, permitting prompt response to infractions.

According to the National Institute of Justice and Journal of Offender Monitoring, there are approximately 120,000 active monitoring units in use in North America. Industry revenues are currently estimated at US$200 million and are growing by approximately 30% annually. The industry consists of about eight companies manufacturing electronic monitoring equipment and 15 companies that provide monitoring services. Several government agencies also operate their own monitoring stations. The largest competitor is U.S. based BI Incorporated ("BI") with revenues of US$72 million according to BI's financial statements and information obtained by Strategic. BI was a public company until recently having been taken private, and has sold approximately 90,000 units. BI entered the industry in 1984 and as of June 30, 2000 monitors approximately 21,500 units. Given technological developments over the last several years, most early model equipment is now obsolete and Strategic believes many correction agencies will need to replace a large number of units over the next few years.

The U.S. represents Strategic's primary customer base and the greatest market potential. The U.S. had 5.7 million adults under some form of correctional supervision at the end of 1997: 1.6 million in federal, state and local correctional facilities and a further 3.9 million on parole or probation. This represents 2.9% of the adult population and more than three times that of most other industrialized countries. Annual population growth in the U.S. correction system has averaged more than 7% over the last 15 years. In 1997, total expenditures on law enforcement were US$104 billion, with US$27.9 billion pertaining to corrections agencies. [source: U.S. National Institute of Justice.]

The offender monitoring industry is similar to the premises and home electronic alarm monitoring business in that they also generate monthly recurring revenue from providing monitoring services. Industry fundamentals include relatively low current penetration rates and high growth potential. However, EMCC requires much more servicing and proper training of corrections personnel to ensure effective implementation of programs. This results in a longer, more complicated sales process and the monitoring services provided often results in a much higher level of ongoing customer contact. Alarm activation tends to average four or five times a day per offender compared to five times a year for each subscriber in the home and business premises alarm business. This extra time requires a higher level of staffing and corresponding higher service costs to the user.

According to The Journal of Offender Monitoring and the American Probation and Parole Association, the cost of EMCC government run programs are generally in the range of $20 to $50 per day per unit depending on the nature of the program. The cost of incarceration can be in excess of $150 per day. EMCC helps address the problems of overcrowding, reduces operating costs and permits corrections officers to better assess the compliance of offenders on parole and probation. The offender can maintain employment and there is less disruption to the family structure. In the U.S., monitoring costs are in some cases being passed on to offenders in "user-pay" programs, thus reducing the government's out-of- pocket expenses of maintaining the system. EMCC is intended for non-violent and non-impulsive felons.

Strategic's Operations and Products

Strategic's focus is on the U.S., which through its supply agreement with Sentinel, accounts for over 90% of its revenues and which has a large prison population. Sentinel markets Strategic's EMCC system under the brand name "Platinum" and "Platinum Plus". Strategic's products notify, through email, fax and telephone, the responsble authority when an offender is not complying with a court ordered curfew schedule. Strategic's Personal Identification Device or PID (radio frequency transmitter) is worn by the offender and the PRU+ (receiver unit) is installed in the offender's residence connected to his/her telephone. At regular intervals, the PID sends an encoded signal to the PRU+, thereby confirming the offender's presence in the monitored area. Using standard telephone lines, the PRU+ relays its information to the central monitoring computer at a secure location. The central monitoring computer can communicate with several thousand receivers at the same time. If the offender moves beyond a certain distance from the receiver, the radio signal link is broken and this fact is relayed by the receiver to the central monitoring computer. Predetermined curfews for each offender are entered into the central computer using Strategic's proprietary software. If an offender fails to comply with the curfews or tampers with the transmitter and/or receiver, the central computer signals a violation and the officer in charge is alerted according to predetermined agency criteria.To augment the monitoring, a portable drive-by unit enables officers to verify the presence of an offender, without interruption, at a location other than their area of confinement such as at work. Strategic has also developed a Multiple Unit Monitoring System (MUMS) which is a self-contained solution for halfway houses. Other products developed include the use of an early warning system for domestic violence victims (DVDS) and a GPS/Cellular (Global Positioning Satellite system) tracking system to covertly track vehicle movements. GPS/Cellular units are marketed through Strategic's wholly owned subsidiary Tactical.

From its 19,000 sq. ft. head office based in Surrey, B.C., Strategic develops and manufactures its products and software. Strategic has held ISO 9001 quality certification since June 19, 1996, and protects its proprietary devices by storing a source copy of the software and obtaining license agreements from its customers who use the software. The manufacturing process is technical and skilled labour intensive. Strategic is able to draw upon the local technical schools to support its need for technicians. The number of units produced annually is relatively small and sales do not require automated production now or in the foreseeable future. Strategic either sells (in the United States to Sentinel) or rents (outside the United States) its systems to distributors who, in turn, rent to government agencies based on one year contracts. However, given the nature of many government operations, contracts tend to be renewed annually and made subject to open tender every two to four years.

Rental revenues were $3,571,849 in 2000, $3,253,824 in 2001 and $2,973,781 for the 12 months ending September 30, 2002 and sales of equipment and consumables were $2,481,867 in 2000, $2,637,425 in 2001 and $3,338,125 for the 12 months ending September 30, 2002. Strategic lost money in 2000 and 2001 but showed a small profit in 2002 as a result of a gain on the sale of assets of SMSI. (see Strategic Monitoring Systems Inc. below and accompanying financial statements). It currently has over 4,000 monitoring units in use with customer with 80 units providing daily rental revenues. These rental monitoring units have been depreciated on the books and have a carrying value as at September 30, 2002 of $144,502. As at September 30, 2002 Strategic had a working capital of $1,667,970 with long term debt of $333,500. Its bank lines of credit were discharged during the year.

Tactical Technologies Inc.

Strategic's wholly owned subsidiary, Tactical Technologies Inc. designs, manufactures, and provides electronic support equipment in the fields of surveillance and intelligence gathering to law enforcement agencies in Canada and the U.S. Tactical's operations are located in Folsom, Pennsylvania. Tactical's principal product consists of covert body worn audio transmitters, repeaters, and intelligence kits which include receivers and recording capabilities. Also included are agent alert alarm transmitters, specialty products such as custom built packages with alarms and motion sensors, GPS tracking equipment, and video packages. Research and development of new digital transmitters and frequency agile transmitters is ongoing.

The equipment Tactical manufactures is used for covert audio intercept and is therefore subject to government regulation. The sale and advertising of that equipment falls under Title III, 18 U.S.D., Public Law 90-351, Omnibus and Safe Streets Act, 1968 of the US Federal Laws and products that emit radio frequencies are under the regulation of the FCC. In addition, the export of the majority of the equipment manufactured falls under the Department of Commerce (part 370, Export Administration Regulations) and/or the US Department of State (Title 22, Parts 121-128, ITAR). All the equipment Tactical manufactures complies with US government regulations. The products are used in covert operations by law enforcement and the laws of the United States prohibit the equipment being specifically described or identified.

The US market for Tactical's equipment and services is divided into three segments: Federal, State, and Local. The market in general changes slowly. Law Enforcement Agencies as a whole do not change very often since they are delineated by fixed geographic regions. New drug interdiction related task forces (multi-jurisdiction) are appearing more frequently in the local segment. Tactical has supplied products and services to several federal agencies for evaluation and consideration in issuing requirements contracts and in 2001 was awarded a U.S. government contract worth US$4,200,000, its single largest contract to date.

Tactical's sales for the year ending September 30, 2002 were $2,744,058 (2001: $2,566,282) and 35.0% (2001: 34.0%) of Strategic's consolidated revenues. For the year ending September 30, 2002, Tactical contributed income of $218,668 for the year compared to loss in 2001 of $39,703.

Strategic Monitoring Services Inc.

Strategic's wholly-owned subsidiary, Strategic Monitoring Services Inc. ("SMSI"), a Delaware corporation, was responsible for marketing Strategic's products in the United States. It is currently inactive.

In August, 2002, Strategic completed the sale of the assets of SMSI to Sentinel Offender Services, LLC for CDN$4.6 million. The assets comprise approximately 3,700 units of offender monitoring equipment and United States customer contracts. The transaction was premised in part on the legal obligation of Sentinel to purchase its future curfew monitoring equipment exclusively from Strategic and for Strategic to exclusively supply same in the United States to Sentinel. Strategic must also make available to Sentinel its latest research and design developments. Strategic retains the rights to its technology and will continue to market its products outside the United States.

Sales, Distribution and Marketing

Strategic has selected criminal justice as its primary target market, with parole, adult and juvenile probation and pre-trial services comprising the primary market segments. Strategic, through its distributors markets to federal, state, county governmental agencies as well as private service resellers and offender direct pay programs. In offender direct pay programs, the offender may elect to pay the cost of a monitoring system as part of the sentence in lieu of jail. Strategic is also developing products incorporating offender curfew monitoring technology to sell to agencies which are responsible for monitoring persons with severe mental disabilities. The number of individuals under community corrections supervision has continued to exhibit growth since 1985.

According to the National Institute of Justice and Journal of Offender Monitoring and the American Probation and Parole Association based on the historical compounded annual growth rate of approximately 6%, the community corrections population is expected to exceed 5.1 million by the end of 2001. Current funding for community corrections programs is estimated to be $4 - $5 billion per year and this funding is expected to increase at an annual compound rate of 5%. During the period 1990 to 1997, the number of federal, state and local inmates grew from under 502,000 individuals in 1990 to approximately 1.7 million individuals in 1997, an increase of 239%. The projected growth in the electronic curfew monitoring market is expected to increase by fifteen percent (15%) a year through the year 2005. This growth rate excludes electronic monitoring in the juvenile offender market. The number of youths in the juvenile correctional system has increased dramatically from 62,268 youths on January 1, 1988 to 102,582 youths on January 1, 1995 and reflects an historical compound annual growth rate of approximately 8%. This growth rate is considered to be very conservative given the estimated growth in the number of juveniles over the next fifteen years. Approximately $600 million was spent in 1979 on juvenile justice programs. It is estimated that approximately $3.5 billion was spent on such programs in 1993. Funding for such programs grew between 1979 and 1993 at a compound annual rate of 13% and it is estimated that funding will continue to increase 7% - 10% annually over the next 10 years.

In Canada, Strategic relies on referrals and leads generated from client referrals and from telemarketing, direct mail campaigns and its website. Referrals have also been generated from trade journals and directory advertising and from participation in national and regional trade shows. Strategic feels that its telemarketing and direct mail campaigns have been effective in generating leads, and it plans to expand these programs to other areas. In addition, to marketing directly to correctional agencies, Strategic sells to private resellers who provide turn-key monitoring and offender enrolment services to governmental correctional agencies.

Marketing and sales opportunities outside North America are currently being investigated and pursued through both joint venture and distributor arrangements. Strategic has received enquiries for product and for distribution rights from interested overseas parties which it is pursuing. Strategic currently has 18 units active with Detention Monitoring Services LLP ("Detention") located in Australia on a daily rental basis and management expects the contract with Detention to be extended for a further year. In September of 2000 Strategic entered into an agreement with On Guard Plus Limited ("On Guard") to supply Strategic's electronic curfew monitoring Platinum Plus series equipment in conjunction with the use of On Guard's software for use in Europe. On Guard is marketing Strategic's equipment and has indicated that it expects curfew monitoring programs in Europe to expand significantly when tests are completed. Strategic currently has 65 units active in France through On Guard.

Strategic provides a 24/7 hotline/help centre service that is available to Strategic's customers for technical assistance and problem solving. Back-up support to both the monitoring and help centres is provided on a continuous basis by technical support personnel located at the Surrey operations center. All products are warranted for one year. Remote diagnostics are available for software-related problems, and Strategic maintains a complete service and repair facility at the Surrey location.

Competition

Strategic's single largest competitor is BI Inc. ("BI"), which has sold equipment to end-users and for use by other private monitoring companies. In 1999, BI announced that it would discontinue selling and would move to a rental model like Strategic. The balance of the competition is made up of companies that produce a more limited line of equipment to provide the basic services needed for electronic home arrest.

The initial operations of an electronic monitoring company are characterized by high start up costs to establish a monitoring and marketing infrastructure. As new contracts are added to the organization, total net margin increases due to the improved utilization of fixed costs. BI's dominant position in the industry provides it with an economy of scale advantage by allowing BI to acquire services (i.e. long distance time, insurance, etc.) at a lower cost.

According to The Journal of Offender Monitoring there are currently approximately eight manufacturing companies competing in the North American market to provide offender monitoring systems. Strategic is the only Canadian manufacturer of such systems and according to the Journal of Offender Monitoring a number of other companies, primarily American and one Israeli, produce competing equipment and three companies, BI, Digital Products Corp. ("DPC") and Dmatek Ltd. (also known as and herein "Elmo-Tech"), collectively control approximately 67% of the North American market. Strategic's current market share is less than 3%. BI is Strategic's main competitor and according to BI's published financial information, the number of installed offender monitoring units for BI was 58,154 and it operates in all 50 States with approximately 2,600 correctional programs. Elmo-Tech has in excess of 9,500 units installed in 33 States and 90 programs. Elmo-Tech is the only other publicly-traded company (Dmatek Ltd. is the parent company and trades on the AIM London stock exchange). According to Dmatek's financial statements, its revenues for fiscal year ending December 1999 were US$10,160,000 with after tax profits of US$1,760,000. DPC has approximately 16,000 installed units in 44 States and 350 programs. In a publicly-filed NASDQ – National Market System Form 10-K for the fiscal year ended June 30, 2000, BI discloses equipment sales of US$10 million and service and monitoring income of US$35 million, for gross income of approximately $45 million for the electronic curfew monitoring segment of operations. BI has competing product lines in all categories with those of Strategic as well as others and has effected several corporate acquisitions of service providers or equipment designers since 1990.

Strategic is of the view that it offers a competitive product which operates at a highspeed and has been designed to accommodate specific customization, expansion and upgrade for Strategic's clients. The Platinum series product line is modular and can be expanded for an increased number of offenders without requiring major upgrades of the equipment. An important element of the provision of electronic monitoring systems is the backup services which are provided by Strategic. Strategic's staff is available on a 24 hour basis to handle enquiries and respond to malfunctions and other contingencies. Strategic believes its backup services are equal to or better than those being offered by its competitors.

Intellectual Property and R&D Activities

Strategic protects its intellectual property through confidentiality agreements, access restrictions, encoding techniques and continuing efforts at innovation. Strategic may in the future seek copyright protection for its software and plans to patent parts of its core radio frequency link concerning its receiver/transmitter equipment. Strategic has traditionally taken the view that the efforts and costs of securing a patent exceeds the effectiveness of patent protection in a rapidly evolving market. Strategic is continually trying to improve its equipment and believes that such enhancements represent a better expenditure of funds than seeking patent protection. There can be no assurance that Strategic's efforts to protect or balance its know-how will be effective.

Strategic has four staff members who are primarily engaged in software development. Such efforts are being conducted with a view to augmenting the capabilities of Strategic's existing products. Strategic is looking to develop additional products for correctional services including specialized data base and offender case management systems and statistical reporting systems as well as remote drug testing equipment. Strategic, in the past has offered as a reseller, Mitsubishi's Visitel remote drug testing equipment, however, Strategic is internally developing a competing proprietary system. Strategic is reviewing development of monitoring systems for other elements of society such as Alzheimer's victims, truants and other persons requiring supervision. There can be no assurance that additional products will be successfully developed or marketed.

Current Operations

Strategic currently employs eight technical personnel in production and related operations, all of whom are located at the Surrey, B.C. manufacturing facility. The various printed circuit boards (without electronic components) are manufactured to Strategic's specifications by a local British Columbia supplier. There are several different printed circuit boards (being of various sizes - from .5" x 1" to 6" x 6" - resin fibre composite with inlaid copper circuitry) which comprise the PRU+ and PID units. The PRU+ unit has seven such printed circuit boards. The PID has two such printed circuit boards. Some of these printed circuit boards containing the radio frequency sections are outsourced to a British Columbia supplier that "populates" the boards (i.e. installing circuits, chips and other components) using special surface mount automated technology to achieve miniaturization and further quality control. The circuits are then "tuned" (i.e. the RF wave-lengths are matched) after being returned to the Surrey manufacturing facility for additional component assembly. The other printed circuit boards have electronic components, such as micro-processor computer chips, VLSI RAM chips, and discrete components, etc., inserted and assembled at the Surrey facility by Strategic's technical personnel. Once the printed circuit boards are completed, Strategic's technicians mount them together with other components like the tamper circuitry and the battery backup in the PRU+. The mounting of the printed circuit boards and other components in the PRU+ and PID packages involves a number of assembly functions, such as drilling, capping and soldering. During the assembly process, there are a number of quality assurance procedures which ensure full operation of each unit, once completely assembled. The testing involved with the quality assurance procedures is done using electronic oscilloscopes, digital multimeters and computers that have custom written "test software" running in them to ensure the unit under test is responding in accordance with design criteria. Packaging into an impact resistant attaché-style storage/carrying case with a supply of consumables, operation instructions and inspection certificates completes the PID/PRU+ set. Inventory and shipping activities are also handled at the Surrey facility. Strategic is currently experiencing less than 8% warranty returns. The majority of Unit returns for warranty service are the result of short life battery problems related to PID. The reason for these failures was identified and the quality control procedure corrected to reduce battery failures. Current testing indicates a battery life exceeding one year which is the accepted standard in the industry. Strategic employs flexible, efficient operations which provide for production techniques and cross-training of at least two jobs per production employee. Strategic believes it has sufficient staff and space to significantly increase production activities in the future if warranted. Strategic's management is of the view that none of its suppliers are so key to it that the loss of any one source of supply would prevent Strategic from being able to manufacture its product requirements.

Private Financings

Strategic announced a $850,910 private placement on January 8, 2002. The private placement was completed and included $500,000 of 9% convertible bonds convertible into 1,923,077 Units at $0.26 if converted in the first two years from the date of issuance; $0.31 if converted in the third year from date of issuance; $0.36 if converted in the fourth year from date of issuance; and $0.41 if converted in the fifth year from date of issuance. Each unit is comprised of one common share and one warrant convertible into one common share at the applicable conversion price.

The balance of $350,910 of the private placement was comprised of 1,349,654 directly issued Units. Each unit is comprised of one common share at $0.26 and one warrant convertible into one common share at $0.26 for one year.

By news release dated February 21st, 2003, as amended February 28th, 2003 Strategic announced a proposed private financing of $650,000 through the placement of 2.5 million shares at $0.20 and 700,000 Units (each unit a share and warrant) at $0.22 each. The warrants are one-for-one to purchase common shares at $0.26 each for a two year period. Doug Blakeway, the Company's President will purchase approximately 1/3 of these securities. The proceeds will be used to discharge the convertible debenture described above. There can be as of the date of filing hereof no certainty of completion of this financing which is subject to TSX Venture approval as of the date hereof. If the placement completes as planned, Mr. Grant Caudwell, securities broker, of Vancouver, BC will become an insider of the Company.

Government Regulation and Other Standards

Strategic's products emit radio frequency signals and accordingly are subject to government regulations respecting power levels and use of frequencies. Strategic has obtained all necessary United States Federal Communications Commission authorizations (FCC) as well as Canadian equipment certifications (DOC) as required, for the radio frequency link, transmitter, receiver and associated equipment. Strategic's electronic curfew monitoring system has also received approval to operate and certifications in Canada from the Canadian Standards Association (CSA) and in the United States from the Underwriters' Laboratories (UL) with respect to electrical equipment standards.

Risk Factors

Convertible Bonds Repayment Demand The Company has received a demand for repayment of the $500,000 in unsecured convertible bonds. The $650,000 private placement described above should provide the necessary funds to repay the convertible bonds. In the event Strategic is unable to complete the private placement, it may be unable to repay these bonds and this may result ina materially adverse financial condition for the Company.

Competition The markets for Strategic's products are highly competitive, and Strategic expects competition to increase. Certain of Strategic's current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources and name recognition than Strategic. Strategic believes that its ability to compete depends on the success and timing of new product development by Strategic and its competitors, product performance and price, distribution and customer service and support.

Technical Developments The markets in which Strategic competes are subject to rapid technological change. Strategic's success will depend to a certain extent on its ability to continue to design or acquire, introduce and manufacture and market new products and services on a cost-effective and timely basis. There can be no assurance that Strategic will be able to achieve the technological advances that may be necessary to remain competitive or that the resulting products will meet with commercial acceptance.

Key Contracts; Dependence on Sales to Sentinel A substantial portion of Strategic's revenues are attributable to the sale of its products to Sentinel Offender Service, LLC in the United States. There can be no assurance that Sentinel will have equipment purchases that is required for Strategic to be profitable.

Losses from Operations and Need for Working Capital Strategic incurred losses before extraordinary items and taxes of $1,042,658 for the year ended September 30, 2002 and $765,534 for the year ended September 30, 2001. There can be no assurance that Strategic will be able to reverse the trend of losses and it will be necessary to do so in order to ensure continued viability. Due to the losses from operations, Strategic will need to raise additional funding. Currently, Strategic's means of generating funds is through equity offerings of its securities, and there can be no assurances that such financings will generate sufficient amounts to meet Strategic's ongoing working capital needs.

Intellectual Property While Strategic believes that its SureTrac and SureTalk technology and its Platinum, Platinum+ technology and Renaissance software is adequately protected by confidentiality agreements and the nature of the technology itself, there is no assurance of effective protection against piracy or theft. See "Business of Strategic - Intellectual Property". Monitoring and identifying unauthorized use of such technology may prove difficult, and the cost of litigation may impair Strategic's ability to adequately guard against such piracy and infringement. While Strategic believes the steps it has taken to guard against these abuses are reasonable, there is no assurance it will be successful in this effort. The commercial success of Strategic may also depend on its products not infringing any intellectual property of others. In case of such infringement, Strategic may be required to obtain a license from the holder of the intellectual property rights in order to make, use or sell the product in the jurisdiction in which the infringement occurs. There can be no assurance that such license will be available to Strategic on reasonable terms, or at all.

Key Personnel Strategic's operations are highly dependent on certain key personnel. Strategic currently has $700,000 key-man insurance on Mr. Blakeway however this may not represent adequate coverage of Strategic in the event of loss of Mr. Blakeway's services. Should other key individuals be unable to continue in their present roles, Strategic's prospects could be adversely affected.

Management of Growth Strategic expects to experience significant growth in the scope and complexity of its business. Strategic's need to manage growth effectively will require it to implement and improve operational, financial, marketing and management systems, and to motivate and manage its employees. Failure to manage growth effectively could have a material adverse effect on Strategic's business.

Government Regulations Since Strategic's products emit radio energy, they are subject to government regulations as to power levels and frequency. Although Strategic or its component manufacturer have received licenses and approvals from the relevant Canadian and U.S. regulatory authorities with respect to the operation of its products, changes in government regulations or withdrawal of government approvals or licenses could affect the saleability of Strategic's products.

Lawsuits/Insurance Strategic has been subject to product liability lawsuits which have heretofore been covered by insurance. These suits have arisen where offenders have succeeded in circumventing Strategic's system and have committed crimes against persons or property. There are currently no outstanding law suits against Strategic and the most recent one was in 1995 which was settled. To date Strategic's insurer has not indicated that it will not continue to provide insurance coverage but there can be no certainty that all future claims will be covered by insurance or that insurance coverage will be available to Strategic or that it will not become prohibitively expensive.

Further Research and Development Funding Needed The continued success of Strategic is contingent on its ability to raise additional funds for research and development. Currently, Strategic's means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate sufficient amounts to meet research and development expenses.

Market Value The market price of a publicly traded stock is affected by many variables not directly related to the corporate performance of Strategic, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the Exchange in the future cannot be predicted. Accordingly, there can be no assurance that the common shares of Strategic will trade at a price equal to or in excess of the current or future book value of Strategic or the issue price of the securities.

Legal Proceedings

The Company has commenced an action against an engineering company to recover costs and damages relating to technology developed for Strategic which failed to meet performance criteria. There can be assurance that Strategic will prevail in such action or that it will be able to recover any damages it may be awarded. Strategic is not a party to any other legal proceedings nor are any contemplated at this time.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The information set forth below should be read in conjunction with the disclosure under "Management's Discussion and Analysis", the Company's consolidated financial statements and related notes, and other financial information included elsewhere in this document.

Three-Year Review

The following selected consolidated financial information for each of the three years in the period ended September 30 is derived from the Company's audited Financial Statements (in Cdn$ except the number of outstanding shares).

	Years Ended September 30		
Operating	2002	2001	2000
Revenue	$ 6,311,906	$ 5,891,249	$ 6,053,725
General and administrative expenditures	3,728,473	3,360,467	3,456,904
Costs of Sales	2,762,638	2,483,628	2,547,065
Net Income (Loss) from continuing operations	539,388	788,611	(855,060)
Net Income (Loss) from continuing operations per common share	0.06	(0.11)	(0.12)

	Years Ended September 30		
Period End Balances	2002	2001	2000
Total assets	$ 4,228,550	$ 5,066,020	$ 5,658,084
Property and Equipment	515,260	2,705,986	2,918,883
Total liabilities	1,816,566	3,842,051	2,864,074
Shareholders' equity	2,411,984	1,223,969	2,794,010
Share capital	11,501,314	11,039,548	11,039,548
Deficit	$ (9,337,937)	$ (9,895,063)	$ (8,251,392)
Number of outstanding shares	9,066,717	7,180,441	7,180,441

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Results – Fiscal 2002 Compared with Fiscal 2001

Total consolidated revenues for the year ended September 30, 2002 increased 7% to $6,311,906 from $5,891,249 for the same period last year. Rental revenues, including $465,367 generated by voice curfew monitoring, were $2,973,781 for 10 months compared to $3,253,824 for 12 months in the previous year. Product sales increased 27% to $3,338,125 compared to $2,637,425 in 2001.

Total gross profit for fiscal 2002 was 56% of revenues and $3.5 million compared to 58% and $3.4 million in the prior fiscal year. The increase in gross profit is largely attributable to higher product sales. The product mix of sales made during the period also affects gross profits earned. Expenses, excluding depreciation, increased 9% to $3,728,423 from $3,356,119 in 2001. The increase is the result of higher costs in certain areas. Interest and bank charges increased $52,722 because of higher borrowing levels and includes $3,017 relating to amortizing deferred financing costs relating to the convertible debt and a further $64,961 relating to the accretion of the equity component of the convertible debt. Marketing costs increased $105,164 as the Company added 3 new sales staff, particularly in the fourth quarter of fiscal 2001, and travel costs increased $16,507 as a result of additional sales staff. The increased sales efforts have resulted in a number of new contracts, revenues from which will be reflected in subsequent periods. The Company continues to monitor its expenses closely and continues to look for efficiencies that may be implemented to control or reduce expenses.

The loss before depreciation and amortization was $179,205, an increase of $230,707 from the income of $51,502 for the comparative period. Net income for the fiscal year was $539,388, after a gain on the disposal of assets of $1,582,221, and $0.07 per share compared to a net loss of $788,611 and $0.11 per share in the prior fiscal year. Earnings per share have been calculated on the basis of 8,335,403 shares (2001: 7,180,441).

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $2,744,058 an increase of 6% from $2,566,282 producing net income of $218,668 compared to a net loss of $39,703 in fiscal 2001. Tactical ended fiscal 2002 with an order backlog for equipment of approximately $4,981,000.

During fiscal 2002 Strategic completed the sale of the assets of its wholly-owned subsidiary, Strategic Monitoring Services, Inc. to Sentinel Offender Services, LLC. As part of this transaction, Sentinel entered into an exclusive purchase agreement for electronic curfew monitoring equipment with Strategic for an initial four year term. Management of Strategic believes this transaction will have the effect of reducing rental revenues by approximately $3,200,000 while increasing product sales by an estimated $1,500,000 in fiscal 2003. Strategic expects to reduce marketing, travel, administrative and interest expenses as a result of this transaction, and depreciation will be reduced by approximately $700,000 relating to the monitoring equipment sold under the agreement.

Operating Results – Fiscal 2001 Compared with Fiscal 2000

Revenues for the twelve months ended September 30, 2001 were $5,891,249, a 3% decrease from $6,053,725 for fiscal 2000. Rental revenues decreased 9% to $3,253,824 while product sales increased 6% to $2,637,425.

In December 2000 Strategic achieved a technical solution to the principal problems experienced by the Platinum Plus equipment. These problems adversely affected contract renewals and the ability to attract new business. Strategic had also curtailed marketing efforts and production because of the lack of funds to finance product improvements identified through extensive field tests. In January 2001 it started shipping new transmitters to customers to overcome the majority of the difficulties being experienced by customers. Strategic has experienced an increase in the number of units earning daily rentals since that time. Product sales to law enforcement agencies increased as Strategic received new orders for equipment compared to 2000. While Strategic has experienced an overall decrease in revenues in 2001 as compared to 2000, the sales trend in rental revenues is upwards in the third and fourth quarters of 2001 as compared to the same periods in 2000. Strategic intends to continue its longer term strategy of growing our business through technical innovations, performance and customer service with continued emphasis on rental revenues.

Gross profit for 2001 was $3,407,621 (58%), compared to $3,506,660 (58%) for 2000. The gross profit reflects increased sales product mix and absorption of production costs, particularly in the last two quarters as rental revenues have grown. The strategy to focus on annuity based rental contracts will improve gross margins as electronic curfew monitoring revenues grow. Strategic continues its ongoing efforts to improve its manufacturing efficiencies and reduce production costs.

Expenses, excluding depreciation, decreased $96,437 to $3,360,467 in 2001 from $3,456,904 in 2000. Interest charges increased $69,149 to $265,213 reflecting increased borrowings by Strategic, amortization of financing costs and the accretion of the convertible notes payable. Marketing costs decreased $90,536 as marketing staff was reduced in the first nine months of the year. In June and July 2001, the sales team was augmented by two new employees. The efforts of the restructured sales team increased rental revenues in the fourth quarter with additional new customers coming on stream in the first quarter of 2002. Strategic remains committed to controlling expenses within budgetary provisions.

Earnings before income taxes, interest and depreciation (EBITDA) were $312,367 and $0.04 per share in 2001 compared to $245,820 and $0.03 per share in the prior year. Net loss in 2001 was $788,611 and $0.11 per share. This compares to net loss of $855,060 and $0.12 per share in 2000. Strategic changed the estimated life of its rental equipment in 2001 which increased the loss by $122,919. The 2001 net loss was $665,692 and $0.09 per share before this change.

Liquidity and Capital Resources

Fiscal 2002 Compared with Fiscal 2001

At the end of fiscal 2002 Strategic had discharged its bank lines of credit and had working capital of $1,667,970 compared with a working capital deficiency at September 30, 2001 of $1,599,230. Operating activities used cash of $182,941 compared to using cash of $74,224 in 2001. Investment in Platinum Plus equipment, Central computers and the Huntsville Monitoring Centre used cash of $923676. In addition, Strategic acquired equipment of $173,635 and goodwill of $157,049 through the Capstone acquisition.

Strategic raised a total of $350,910 through the issuance of convertible notes and $500,000 through the issuance of convertible bonds described above. The 1,349,654 convertible notes issued as part of a private placement are convertible into common shares at $0.26 per share and have a one year warrant attached for the purchase of one additional common share at $0.26. The convertible bonds were issued to Calim Venture Partners II, LLC, an investment fund managed by Calim Private Equity, LLC of Aspen, Colorado. The debenture was subject to TSX venture acceptance which was not received. The Company is raising financing to repay this debt in March, 2003. Strategic also concluded agreements with a number of investors for the private placement of 965,038 Units at price of $0.26 per Unit. Each Unit comprises one Strategic common share and a warrant to purchase an additional common share at a price of $0.26 for a two year period from the date of issuance. The funds were received by Strategic in late 2001.

The acquisition of Capstone resulted in Strategic assuming bank debt of $278,300 and issuing 475,000 shares for proceeds of $95,000. The loan was fully repaid during the year.

Fiscal 2001 Compared with Fiscal 2000

Operating activities used cash in 2001 of $74,224 as compared to generating cash of $930,288 in 2000. Investment in equipment, largely related to the Platinum Plus product, and the opening of the Huntsville monitoring center was $607,873 in 2001 compared to $952,290 in 2000.

The working capital deficiency at September 30, 2001 was $1,599,230 compared to $1,041,774 in 2000, as current assets increased $64,447 to $2,242,821 and current liabilities increased $621,903 to $3,842,051.

Cash provided by financing activities was a net $727,583 compared to $143,842 in 2000. During 2001, Strategic received proceeds from Bell Resources Corporation of $749,065 including interest accrued of $32,065. Strategic incurred net financing costs of $32,297 of which $8,000 has been amortized in the current period. Strategic, subsequent to the year end, terminated the arrangement agreement with Bell because of their inability to raise the funds called for in the agreement. Strategic is in default on the loan covenants for its Special Revolving Line of Credit for $1,050,000 with the Toronto Dominion and the Western Economic Diversification Fund. As a result of its liquidity position, Strategic is seeking to raise $780,000 by a private placement of 3,000,000 common shares at $0.26 with a warrant attached entitling the holder to purchase an additional common share at $0.26 within one year. Strategic has not received any funds from the private placement to date.

At September 30, 2001, Strategic has accumulated losses for income tax purposes in the United States aggregating approximately $4,084,800 which may be carried forward and used to reduce taxable income in future years. The potential benefits from these losses have not been recognized in the financial statements.

Shareholders' equity at September 30, 2001 was $1,223,969 compared to $1,971,640 at the end of fiscal 2000, including the equity component under the convertible note payable of $61,538 (2000 - $27,000).

ITEM 6 MARKET FOR SECURITIES

The shares of Strategic have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture Exchange) since July 1985, (symbol-STI).

ITEM 7 DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years and the period of time they have served as directors or officers of the Company, are as noted below. Except where indicated, each director and senior officer of the Company has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

As at December 31, 2003, the directors and officers of Strategic owned or controlled as a group, directly and indirectly, an aggregate of 1,212,691 Strategic Shares representing approximately 13.4% of the issued Strategic Shares and there are no options outstanding to acquire Strategic Shares. To the knowledge of the directors and officers of Strategic, as of December 31, 2003, Doug Blakeway is the beneficial owner of

932,531 or 10.3% of the issued common shares of Strategic, there are no other persons who hold 10% or more of the issued common shares of Strategic.

Name, Position & Country of Residence	Period as a Director of the Company
Douglas H. Blakeway President, Chief Executive Officer and Director Canada	Since May 4, 1984
Kenneth R. Tolmie Director Canada	Since April 15, 1987
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director Canada	Since February 10, 1998
Bernhard J. Zinkhofer Director Canada	Since April 15, 1993

At the annual general meeting held February 5, 2003, all directors were re-elected to a one-year term of office expiring at the next annual general meeting of the Company, which will be held in February 2004.

Principal Occupation and Other Companies Served by Current Management of the Company

Douglas H. Blake way - President, Chief Executive Officer and Director

Mr. Blakeway has been the President and C.E.O. of the Company since it was founded in 1985. Mr. Blakeway has extensive business experience in the security and telecommunications industries. He has patented commercial inventions and funded various research projects into commercial applications of technology including the use of infrared light.

Kenneth R. Tolmie - Director

Mr. Tolmie is President, Chief Financial Officer and a Director of various companies in the Beacon Group of Companies, a Vancouver based group of companies providing fund management and administrative services to limited partnerships funding projects in the computer software and film industries. He is also Vice-President, Finance of International P.E.T. Diagnostics Inc., a private company providing clinical Positron Emission Tomography (PET) scans through the Vancouver PETSCAN Centre and developing other PET imaging facilities dedicated to clinical use in Canada and certain other countries in the Pacific Rim. He has been an associate of Mr. Blakeway and a director of the Company since 1987. Mr. Tolmie holds an MBA from the University of Western Ontario.

Ian M. Brown - Secretary, Vice-President, Finance, Chief Financial Officer and Director

Mr. Brown is a Chartered Accountant and a former partner of a national accounting firm. In February 1997, he joined the Company and is now a director and holds the offices of Secretary, Vice-President, Finance and Chief Financial Officer of the Company.

Bernhard J. Zinkhofer - Director

Mr. Zinkhofer is a partner with the law firm of Lang Michener, Barristers & Solicitors, which acts as general counsel to the Company, and has been counsel to the company since it was founded. He joined the board in 1993.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in the Proxy Circular (see below).

The following documents can be obtained upon request from the Company's Shareholder Communication Department by calling (604) 576-8658:

(i) this Annual Information Form, together with any document incorporated herein by reference;

(ii) the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii) the Proxy Circular for the annual general meeting of the Company held February 5, 2003.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Annual financial statements, proxy circulars and interim financial statements of the Company filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.SEDAR.com).

STRATEGIC TECHNOLOGIES INC.

Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia
V3S 7X1
Telephone No.: (604) 576-8658
Telecopy: (604) 576-0436

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the "Meeting") of Shareholders of **Strategic Technologies Inc.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on February 5, 2004, at 10:00 a.m., local time, for the following purposes:

1. To receive the report of the directors of the Company.
2. To receive and consider the consolidated financial statements of the Company for its fiscal period ended September 30, 2003 and the report of the auditor thereon.
3. To fix the number of directors. Management proposes to fix the number at 4.
4. To elect directors of the Company to hold office for the ensuing year.
5. To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.
6. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended September 30, 2003, accompany this notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report thereon.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, January 8, 2004.

BY ORDER OF THE BOARD



Douglas H. Blakeway,
President

313708.1

STRATEGIC TECHNOLOGIES INC.

Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia
V3S 7X1
Telephone No.: (604) 576-8658
Telecopy: (604) 576-0436

INFORMATION CIRCULAR

as at January 5, 2003

This Information Circular is furnished in connection with the solicitation of proxies by the management of Strategic Technologies Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on February 5, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder's behalf.

The individuals named in the accompanying form of proxy are the President of the Company and the Secretary of the Company. **A shareholder has the right to appoint a person, who need not be shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax at 1-866-249-7775, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500,1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee's best judgment.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Company has fixed January 5, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of January 5, 2004, the Company had outstanding 13,328,338 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and senior officers of the Company, only the following persons or corporations beneficially own, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
The Canadian Depository for Securities Limited	7,545,547	56.6%
Grant W. Caudwell	2,010,000	15.1%
D.H. Blakeway	1,730,531	13.0%

The above information was supplied by the Company and by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2003 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor were mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at four. The board proposes that the number of directors remain at four. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at four.

The term of office of each of the four current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Company Act (*British Columbia) ("CABC"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Pursuant to Section 111 of the CABC, advance notice of the Meeting was published in The Vancouver Sun newspaper on December 10, 2003. Notice of the Meeting was also provided to the TSX Venture Exchange ("TSXV") and the Securities Commissions in each jurisdiction where the Company is a reporting issuer under applicable securities laws.

The following table sets out the names of management's four nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at December 31, 2003.

Nominee Position with the Company and **Country of Residence**	**Period as a Director of the Company**	**Shares Beneficially Owned or Controlled[(2)]**
Douglas H. Blakeway President, Chief Executive Officer and Director Canada	Since May 4, 1984	1,730,531 shares and 10,000 options and 1,200,000 warrants
Kenneth R. Tolmie Director Canada	Since April 15, 1987	54,857 shares and 75,000 options
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director Canada	Since February 10, 1998	52,000 shares and 100,000 options
Bernhard J. Zinkhofer Director Canada	Since April 15, 1993	104,271shares and 75,000 options

Notes

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. Directors and officers currently hold 2,028,082 (15.2% of issued shares) and 3,633,082 if all their convertible securities are exercised (23.5% of fully diluted shares assuming all other convertible shares are then exercised as well).

The Company does not have an executive committee of its board of directors. The Company is required to have an audit committee. As at the date hereof, the members of the audit committee are Douglas H. Blakeway, Kenneth R. Tolmie and Bernhard J. Zinkhofer.

Douglas H. Blakeway – President, Chief Executive Officer and Director

Mr. Blakeway has been the President and Chief Executive Officer of the Company since it was founded in 1985. Mr. Blakeway has extensive business experience in the security and telecommunications industries. He has patented commercial inventions and funded various research projects into commercial applications of technology including the use of infrared light.

Kenneth R. Tolmie – Director

Mr. Tolmie is Vice-President, Finance of International P.E.T. Diagnostics Inc., a private company providing clinical Positron Emission Tomography scans. He is also President, Chief Financial Officer and a Director of various companies in The Beacon Group of Companies, a Vancouver based company providing fund management and administrative services to limited partnerships funding projects in the computer software and film industries. He has been an associate of Mr. Blakeway and a director of the Company since 1987. Mr. Tolmie holds an MBA from the University of Western Ontario.

Ian M. Brown – Secretary, Vice-President, Finance, Chief Financial Officer and Director

Mr. Brown is a Chartered Accountant and a former partner of a national accounting firm. He joined the Company in February, 1997, and is now a Director and holds the office of Secretary, Vice-President Finance and Chief Financial Officer of the Company.

Bernhard J. Zinkhofer – Director

Mr. Zinkhofer is a partner with the law firm of Lang Michener, Barristers & Solicitors. Lang Michener has been general counsel to the Company since it was founded. Mr. Zinkhofer joined the board of directors of the Company in 1993.

CORPORATE GOVERNANCE

TSXV, on which the Company's common shares are listed, has issued guidelines on corporate governance procedures for listed companies with a Tier 1 status and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Company have considered the Guidelines and sought advice from the Company's solicitors. A description of Company's system of corporate governance is set out below.

Mandate of the Board of Directors

The Guidelines require that the board of directors of a listed corporation explicitly assume responsibility for the stewardship of the corporation, including responsibility for (i) adoption of a strategic planning process, (ii) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal control and management information systems. The Board of Directors have adopted a Statement of Corporate Governance Practices with a view to compliance with the Guidelines.

The Company's focus has been for the last several years, and is anticipated to continue to be, development of the Company's offender curfew monitoring projects equipment and services (the "Business"). Currently, no other significant businesses or projects are contemplated for the Company. The Board of Directors is of the view that the strategic planning process for the Company consists primarily of maintaining sufficient financial reserves in order to carry on the Business and to ensure the co-operation of the local community by dealing with the concerns inherent in any business, especially concerns that relate to the environment and employment. The principal risks to the Company's Business are that it will be unable to demonstrate the economic viability of the Business. Significant risks to the economics of the Business include product prices and exchange rates which are beyond the control of the Company. The Board does not consider succession planning to be of singular importance at this point in the Company's development given the relative age of the Company's current principal operating officers and directors. The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied of the integrity of the Company's internal control and financial management information systems.

Composition of the Board of Directors

The Guidelines require that (i) the board of directors of a listed corporation determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the corporation, (ii) the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and (iv) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances.

Under the Guidelines, an unrelated director is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from the holding of shares of the corporation. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder that is able to exercise a majority of the votes for the election of the board of directors.

The Board of Directors of the Company is proposing four nominees for the office of director of whom two can be considered "unrelated" directors. Mr. Zinkhofer and Mr. Tolmie are considered unrelated by virtue of not being operating officers of the Company; however, given the nature of the Company's Business, all directors assist the Company when efforts are being made to obtain financing for the Company. Mr. Zinkhofer and Mr. Tolmie do not attend at the Company's executive offices on a regular basis. Two of the directors are officers of the Company who can be considered employed by the Company full time. Mr Zinkhofer's law firm provides legal services to the Company.

Committees of the Board of Directors

The Guidelines require that (i) committees of the board of directors of a listed corporation generally be composed of outside directors (that is, directors who are not employees or officers of the corporation), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the corporation's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The audit committee comprises Douglas H. Blakeway (Chairman), Kenneth R. Tolmie and Bernhard J. Zinkhofer. The audit committee has had direct contact with the Company's external auditors and has had direct involvement in the review of quarterly and annual financial statements.

Decisions Requiring Prior Approval by the Board of Directors

The Guidelines require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

There is no specific mandate for the Board of Directors of the Company since the Board of Directors has plenary power. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant Business programs receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

The Guidelines require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

At this time the Board is satisfied with the composition and effectiveness of the Board of Directors, each of its committees and the senior executives of the Company.

Compensation Committee

The compensation committee consists of Mr. Zinkhofer and Mr. Tolmie. The function of the compensation committee is to consider the terms of employment of the Chief Executive Officer, Chief Operating Officer and Vice President of Finance and the general compensation policy and the policy for granting awards under the Company's share incentive plan.

Shareholder Feedback and Concerns

The Company's President is available at the Company's offices for communications with shareholders. The Company also regularly supplies shareholders with quarterly and annual financial information and copies of news releases. A number of the Company's other senior employees are generally also on hand attending at the Company's offices for purposes of interaction with shareholders and potential investors.

Expectations of Management

Senior management understands the expectations of the Board and the Board regularly monitors the performance of the technical and financial activities of Management. The Board regularly compares actual performance of Business programs with the budgeted aspects of the program and discusses significant variances with management.

Conclusions

The Board of Directors of the Company believes that the Board and its committees follow effective corporate governance practices in the context of the Business of the Company. The Board will continue to periodically review its practices as they relate to corporate governance and will make such changes as appear warranted.

APPOINTMENT OF AUDITOR

Deloitte & Touch LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Deloitte & Touch LLP have been auditor of the Company on February, 1996.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended September 30, 2003 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $537,985. Douglas H. Blakeway, the Company's President and Chief Executive Officer, Ian M. Brown, Vice-President Finance, Chief Financial Officer and Secretary and Richard Snyder, President of Tactical Technologies, Inc., a wholly-owned subsidiary of the Company are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Douglas H. Blakeway President, Chief Executive Officer and Director	2003 2002 2001	180,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director	2003 2002 2001	121,500 121,500 120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Ni	Nil Nil Nil	Nil Nil Nil
Richard Snyder President, Tactical Technologies Inc.	2003 2002 2001	110,335 128,658 125,620	1,652 5,330 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Share Options

The Company has in place a stock option plan dated for reference January 21, 2002 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than 10 years after the date of grant of such option.

No share options were granted to the Named Executive Officers during the financial year September 30, 2003 and no share options were exercised by the Named Executive Officers during the financial year ended September 30, 2003. After September 30th the following options were granted to Directors and Officers. All options are at $0.40 and expire October 15, 2008.

Doug Blakeway	10,000	Lynn Blakeway	75,000
Ken Tolmie	75,000	Steve Rosset	30,000
Ian Brown	100,000	Rich Snyder	40,000
Bernhard Zinkhofer	75,000		

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company and its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof, except Mr. Zinkhofer's law firm invoiced legal fees of $43,039 (2002, $85,753) and Mr. Tolmie was paid $6000 during the fiscal year ended September 30, 2003.

Indebtedness of Directors, Executive Officers and Senior Officers

No director, proposed nominee for election as a director, senior officer or any respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended September 30, 2003, or has any interest in any material transaction in the current year except as set out herein.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the appointment of auditors.

Management Contracts

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in its Annual Report for the year ended September 30, 2003, which includes the Company's audited financial statements for the year end September 30, 2003. Copies of the Annual Report and the relevant portions of the documents incorporated by reference in the Annual Report may be obtained upon request from the office of the Company at telephone no.: (604) 576-8658, ext. 222.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Surrey, British Columbia, January 8, 2004.

Douglas H. Blakeway
President and Chief Executive Officer

Ian M. Brown
Vice-President, Finance, Chief Financial Officer and Secretary

STRATEGIC TECHNOLOGIES INC.
Building A, Unit 102, 17802 - 66th Avenue
***Surrey, British Columbia*, V3S 7X1**
Telephone No.: (604) 576-8658 - Fax (604) 576-0436

PROXY

This proxy is solicited by the management of Strategic Technologies Inc. (the "Company"). The undersigned hereby appoints **Douglas H. Blakeway,** President of the Company, or failing him, **Ian M. Brown,** Secretary of the Company, or instead of either of the foregoing, (insert name) ______________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the **Annual General Meeting to be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on February 5, 2004, at 10 a..m., local time**, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Fixing the Number of Directors**

   Vote For ✍ Against ✍ the resolution fixing the size of the board of directors at 4.

2. **Election of Directors**

   The nominees proposed by management of the Company are:

Douglas H. Blakeway	Vote For ✍	Withhold Vote ✍
Kenneth R. Tolmie	Vote For ✍	Withhold Vote ✍
Ian M. Brown	Vote For ✍	Withhold Vote ✍
Bernhard J. Zinkhofer	Vote For ✍	Withhold Vote ✍

3. **Auditor**

   Vote For ✍ Withhold Vote ✍ on the resolution to appoint Deloitte & Touch LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

4. Upon any permitted amendment to or variation of any matter identified in the Notice for the Meeting.

5. Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________________, 2004.

____
Signature of Shareholder

____
(Please print name here)

584288.1

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Department, by fax to 1-866-249-7775 or by mail or by hand to 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a Share may sign a form of proxy in respect of the Share but, if more than one of them is present at the meeting or represented by proxyholder, the one of them whose name appears first in the register of members in respect of the Share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a company, either its corporate seal must be affixed to the form of proxy or the form of proxy should be signed by the company under the hand of an officer or attorney duly authorized in writing, wh ich authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, other than either of the nominees designated in this form of proxy, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the Shares will be voted on a ballot in accordance with that specification. Unless contrary instructions are written on this page, this proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice for the Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting other than voting for a nominee for Director who is not specified in the proxy. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby FOR the approval of such matter**.

Discretion Conferred

Unless the undersigned provides written instructions to the contrary on this page, the undersigned hereby grants authority to the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: STRATEGIC TECHNOLOGIES INC.

The undersigned certifies that the undersigned is the owner of securities of Strategic Technologies Inc. (the "Company") and requests that the undersigned be placed on the Company's Supplemental Mailing List in order to receive the Company's interim financial statements.

DATED: ____________________, 20___

____
Signature

____
Name – Please Print

____
Address

____

____
Postal Code

____
Name and title of person signing if different from name above

In accordance with National Policy Statement No. 41 "Shareholder Communication", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to an company's supplemental mailing list in order to receive certain interim financial statements. If you wish to receive such statements, please complete and return this form to the Company's registrar and transfer agent:

Computershare Trust Company of Canada
510 Burrard Street, 4th Floor
Vancouver, British Columbia
V6C 3B9